As filed with the Securities and Exchange Commission on August 22, 1996

                                            Registration No.
         -----------------------------------------------------------------

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                        ----------------------------------

                                    FORM S-4
                           REGISTRATION STATEMENT UNDER
                            THE SECURITIES ACT OF 1933

                     ---------------------------------------

                              KUSHI MACROBIOTICS CORP.
                  (Name of small business issuer in its charter)

                                      Delaware
                           (State or other jurisdiction
                        of incorporation or organization)

                          -------------------------------

                                       2099
             (Primary Standard Industrial Classification Code Number)

                                     13-3768554
                       (I.R.S. Employer Identification No.)

                        Three Stamford Landing, Suite 210
                           Stamford, Connecticut 06905
                                  (203) 973-2929
             (Address and telephone number of registrant's principal
                executive offices and principal place of business)

                         -------------------------------

                                 DANIEL A. FRANCE
                             Kushi Macrobiotics Corp.
                        Three Stamford Landing, Suite 216
                           Stamford, Connecticut 06905
                                  (203) 321-1290
                       (Name, address and telephone number,
                              of agent for service)

                       ------------------------------------
                                    Copies to:

                            RICHARD F. HOROWITZ, ESQ.
                               MAY ORENSTEIN, ESQ.
                          Heller, Horowitz & Feit, P.C.
                                292 Madison Avenue
                         New York, New York 10017
                             Telephone: (212)685-7600
                             Facsimile: (212)696-9459


          Approximate date of commencement of proposed sale to public:

As soon as practicable after the effective date of the registration statement

                        CALCULATION OF REGISTRATION FEE

                                     Proposed      Proposed
                                     Maximum       Maximum
Title of Each Class   Amount         Offering      Aggregate     Amount of
of Securities to be   To Be          Price Per     Offering      Registration
Registered            Registered(1)  Security      Price         Fee(2)
___________________   __________     ________      _____         ___

Common Stock,         16,251,465      $ 1.44       $23,464,813   $4,692.90
 $.001 Par Value



        (1) Includes 15,583,314 shares to be issued upon the Merger based upon the number of shares of the Common Stock, par value $.001 per share of Kushi outstanding on the date hereof plus up to an additional 668,151 shares which will become issuable upon the Merger in the event that holders of the outstanding shares of the Preferred Stock of Kushi exercise conversion rights with respect to their shares of Preferred Stock prior to the Merger.

      (2) Calculated pursuant to paragraph (f) of rule 457 and the Securities Act of 1933, on the basis of the average of the high and low price on August 13, 1996 ($.67) of the number of shares (35,022,109 (est.)) of the Common Stock, par value .01 of American Phoenix Group, Inc. to be canceled upon the Merger.

     The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             KUSHI MACROBIOTICS CORP.

                              CROSS REFERENCE SHEET

         Form S-4                                  Location in Information
    Item Number and Caption                        Statement/Prospectus

1.  Forepart of the Registration
    Statement and Outside Front Cover
    Page of Prospectus
                                                   Facing Page; Cross
                                                   Reference Sheet; Outside
                                                   Front Cover Page of Joint
                                                   Information
                                                   Statement/Prospectus


2.  Inside Front and Outside Back Cover
    pages of Prospectus                            "Available Information";
                                                   "Table of Contents"

3.  Risk Factors, Ratio of Earnings to
    Fixed Charges and other Information.
                                                   "Summary of Joint
                                                   Information Statement";
                                                   "Certain Risk Factors";
                                                   "Introduction"; "The Merger
                                                   - Terms of the Merger";
                                                   "Unaudited Pro Forma
                                                   Financial Information

4.  Terms of the Transaction                       "Summary of Joint
                                                   Information Statement";
                                                   "The Merger - Kushi's
                                                   Reasons for the Merger";
                                                   "The Merger - American
                                                   Phoenix's Reasons for the
                                                   Merger".

5.  Pro Forma Financial Information
                                                   "Summary of Joint
                                                   Information Statement";
                                                   Kushi and American Phoenix
                                                   Unaudited Pro Forma
                                                   Combined Financial
                                                   Information.

6.  Material Contacts with the Company             "Summary of Joint
    Being Acquired                                 Information Statement";

7.  Additional Information Required for
    Reoffering by Persons and parties
    Deemed to be Underwriters                               *

8.  Interest of Named Experts and Counsel.                  *

9.  Disclosure of Commission Position on                    *
    Indemnification for Securities Act
    Liabilities

10. Information with Respect to S-3 Registrants             *

11. Incorporation of Certain Information                    *
    by Reference

12. Information with Respect to S-2 or S-3
    Registrants                                             *

13. Incorporation of Certain Information           "Incorporation of Certain
    by Reference                                   Documents by Reference"

14. Information with Respect to Registrants        "Summary of Joint Information
    other than S-3 or S-2 Registrations            Statement";
                                                   "The Companies -- Kushi"

15. Information with Respect to S-3 Companies                *

16. Information with Respect to S-2
    or S-3 Companies                                         *

17. Information with Respect to Companies          "Summary of Joint Information
    other than S-3 or S-2 Companies                Statement";
                                                   "Certain Risk Factors";
                                                   "The Companies -- American
                                                   Phoenix; Kushi and American
                                                   Phoenix Unaudited Pro Forma
                                                   Combined Financial
                                                   Statements"

18. Information if Proxies, Consents or
    Authorizations are to be Solicited                       *

19. Information if Proxies, Consents or            "Summary of Joint Information
    Authorizations are not be Solicited,           Statement"; "Directors and
    or in an Exchange Offer                        Executive Officers of the
                                                   Surviving Corporation"

- - - - - - - -

*Item is omitted because answer is negative or Item is inapplicable.

PROSPECTUS                                              PRELIMINARY COPY FOR THE
                                                     INFORMATION OF THE SEC ONLY


                             KUSHI MACROBIOTICS CORP.

                        16,251,465 Shares of Common Stock

                         To Be Issued in Connection With
                            A Merger Transaction With

                           AMERICAN PHOENIX GROUP, INC.


            KUSHI MACROBIOTICS CORP AND AMERICAN PHOENIX GROUP, INC.

                           JOINT INFORMATION STATEMENT


             WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                              NOT TO SEND US A PROXY.

                   This Joint Information Statement is being furnished to stockholders of Kushi Macrobiotics Corp., a Delaware corporation ("Kushi"), and shareholders of American Phoenix Group, Inc., a Nevada corporation ("American Phoenix"), in connection with an Agreement and Plan of Merger, dated June 1, 1996, as amended and restated July 12, 1996 (as so and restated amended, the "Merger Agreement"), providing for the merger (the "Merger") of American Phoenix into and with Kushi, pursuant to which (A) Kushi would be the surviving corporation (the "Surviving Corporation"), (B) all of the issued and outstanding shares of Common Stock, par value $.01 per share, of American Phoenix ("American Phoenix Stock") would automatically convert into that number of shares of Common Stock, par value $.001 per share, of Kushi ("Kushi Stock") as (assuming no exercise of dissenters' rights by the stockholders of either Kushi or American Phoenix), would constitute eighty-five (85%) percent of the shares of Kushi Stock issued and outstanding as of the Effective Time of the Merger (the "Effective Time"), (C) each outstanding warrant, option, convertible security or other right to acquire a share of American Phoenix Stock ("American Phoenix Derivative Securities") would automatically be deemed exercisable or convertible into that fraction of a share of Kushi Stock into which each share of American Phoenix Stock was converted upon the Merger. The continued listing of Kushi Stock on NASDAQ is a condition of American Phoenix's obligation to consummate the Merger. The Merger Agreement contemplates the pre-Merger spin-off of the natural foods business of Kushi to the stockholders of Kushi (the "Spin-Off"). The Merger Agreement also provides that prior to the Effective Time of the Merger a dividend will be declared on each outstanding share of Kushi Stock consisting of a Warrant to purchase one share of Surviving Corporation Stock. See "The Merger--Terms of the Merger." This Joint Information Statement also constitutes a Prospectus of Kushi under the Securities Act of 1933, as amended, for the issuance upon the Merger of Kushi Stock to holders of American Phoenix Stock. This Prospectus only covers shares of Kushi Stock issuable pursuant to the Merger to holders of American Phoenix Stock as of the Effective Time and does not cover shares of Kushi Stock which are issued after the Effective Time to holders of American Phoenix Derivative Securities upon the exercise or conversion of such American Phoenix Derivative Securities. The issuance by Kushi of such shares of Kushi Stock following consummation of the Merger, and the subsequent resale thereof by the holders, must be covered either by a separate registration statement or an applicable exemption from the registration requirements under the Securities Act of 1933, as amended.

                   On August 15, 1996, the closing sales price per share on the NASDAQ System for the Common Stock of Kushi, par value $.001 per share was $1.88.

                   SEE "THE MERGER--CERTAIN RISK FACTORS" FOR A DISCUSSION OF CERTAIN MATERIAL RISK FACTORS RELEVANT TO THE MERGER AND TO THE BUSINESSES AND OPERATIONS OF KUSHI AND AMERICAN PHOENIX THAT SHOULD BE CONSIDERED BY THE STOCKHOLDERS OF AMERICAN PHOENIX AND THE STOCKHOLDERS OF KUSHI.

         THE SHARES OF KUSHI STOCK ISSUABLE IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT INFORMATION STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  ____________


         The date of this Joint Information Statement and Prospectus is August , 1996. This Joint Information Statement and Prospectus is being mailed to shareholders of American Phoenix and stockholders of Kushi on or about _______, 1996.

                               AVAILABLE INFORMATION

                   Kushi and American Phoenix are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of the SEC's Regional Offices located at 75 Park Place, New York, New York 10007; 230 South Dearborn Street, Chicago, Illinois 60604; and Suite 500 East, 5757 Wilshire Blvd., Los Angeles CA 90036. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                   Kushi has filed with the SEC a Registration Statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Kushi Stock offered by the Prospectus comprising this Joint Information Statement. This Joint Information Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement and to the exhibits listed therein, which can be inspected at the public reference facilities of the SEC referenced above, and copies of which can be obtained from the SEC at prescribed rates as indicated above.

                   No person has been authorized to give any information or make any representations not contained in this Joint Information Statement in connection with the transactions reported hereby and, if given or made, such information or representations must not be relied upon as having been authorized by Kushi or any of its subsidiaries or American Phoenix or any of its subsidiaries. This Joint Information Statement does not constitute an offer to sell any securities other than the Kushi Stock covered by this Joint Information Statement or an offer to sell, or a solicitation of an offer to buy, in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer.

                   This Joint Information Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Kushi will provide without charge to each person, including any beneficial owner, to whom a copy of this Joint Information Statement/Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents that have been incorporated by reference in this Joint Information Statement (not including exhibits to the information that is incorporated by reference into this Joint Information Statement/Prospectus unless such exhibits are specifically incorporated by reference into the information that this Joint Information Statement/Prospectus incorporates). Such requests should be directed to the Secretary, Kushi Macrobiotics Corp., Three Stamford Landing, Suite 210, Stamford CT 06902 (telephone: (203) 973-2929. In order to ensure timely delivery of the documents, any request should be made by ___________, 1996.

                           JOINT INFORMATION STATEMENT
                                TABLE OF CONTENTS


Summary of Joint Information Statement
JOINT INFORMATION STATEMENT-Introduction

                                    THE MERGER

Kushi's Reasons for the Merger
American Phoenix' Reasons for the Merger
Certain Risk Factors
Terms of the Merger

     - General
     - Conversion of Shares
     - Issuance of Additional Shares Pending the Merger
     - Treatment of Options, Warrants and Convertible Securities
     - Fractional Shares
     - Exchange of Certificates
     - Representations, Warranties and Covenants
     - Conditions Precedent to Consummation of Merger
     - Termination and Amendment
     - Board of Directors and Management of Kushi,
            American Phoenix and Kushi Foods following the Merger
     - Interest of Management of Kushi and American Phoenix in the Merger
     - Certain Income Tax Consequences of the Merger, Spin-off and Warrant Distribution
     - Accounting Treatment
     - Rights of Security Holders
     - Description of Kushi Stock and Warrants
     - Expenses of the Merger
     - Restrictions on Resale of Kushi
            Stock by Former American Phoenix Stockholders
     - Dissenters' Rights

Kushi and American Phoenix Unaudited Pro Forma Combined Financial Statements 15

                                   THE COMPANIES

American Phoenix
Kushi
Directors and Executive Officers of the Surviving Corporation
Experts
Legal Opinion
Index to Financial Statements
Financial Statements

Appendices:

      A.  Amended and Restated Agreement and Plan of Merger
          (excluding Exhibits and Schedules)
      B.  Nevada Dissenters' Rights Statute
      C.  Delaware Dissenters' Rights Statute

                      SUMMARY OF JOINT INFORMATION STATEMENT

              The following is a brief summary of certain information contained elsewhere in this Joint Information Statement. This summary is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in this Joint Information Statement and the documents incorporated by reference herein, including the appendices to this Joint Information Statement.

The Companies

              Kushi. Kushi, a Delaware corporation, was organized as a natural foods company to market premium quality breakfast cereals, pasta and sauce combinations, snacks and other foods under the Kushi Cuisine brand name. From its inception in May 1994 to December 1995, Kushi had been a development stage enterprise devoting all of its efforts and resources to market research, product concept development, marketing and public relations programs. Kushi began selling and shipping products in December 1995. Responding to slower than anticipated revenue growth and other indications, early in 1996 the management of Kushi determined that the business prospects for its product line were not sufficiently encouraging to protect stockholders' equity. Accordingly, Kushi management thereafter redirected corporate strategy toward the identification and development of opportunities for strategic alliances and business combinations. The principal executive offices of Kushi are located at Three Stamford Landing, Suite 210, Stamford, CT 06902. (telephone 203-973-2929).

              American Phoenix. American Phoenix, a Nevada corporation, was organized in 1989 to engage in the environmental and construction business. These operations were discontinued in 1994. American Phoenix has since been in the development stage. American Phoenix seeks to create shareholder value by acquiring, financing and developing technology-related companies. Presently, American Phoenix is an international holding company which continues to seek acquisitions which, in the opinion of management, are likely to yield enhanced shareholder value and long-term growth.

              American Phoenix has three subsidiaries: Marine Turbine Australian Pty., Ltd. ("MTA"), an Australian proprietary limited company; Masling Industries Pty. ("Masling"), an Australian proprietary limited company; and Tokan Holdings, Inc. ("Tokan"), a Delaware corporation through which American Phoenix has a minority interest in Barlile Corp., Ltd. ("Barlile"), an Australian entity engaged in a variety of agricultural ventures.

              MTA has developed a prototype modular power unit (MPU) for use in high speed ocean pursuit craft. The MPU employs an innovative proprietary gearbox technology which yields improved performance and efficiency. American Phoenix also derives revenue from a portfolio of promissory notes. Masling is an aircraft component overhaul and engineering facility.

              The principal executive offices of American Phoenix are located at 5 Park Plaza, Suite 1260, Irvine California, 92714 (telephone: 714-224-2525).

Certain Factors

              Under applicable state law, consummation of the Merger Agreement requires the approval by the respective boards of directors and by the holders of a majority of the voting securities of the constituent corporations to the Merger. These approvals have been obtained. Accordingly, subject to the terms and conditions of the Merger Agreement, Kushi and American Phoenix are authorized to consummate the transactions contemplated by the Merger Agreement without seeking or obtaining any additional or further consents from their respective stockholders. A shareholder of American Phoenix or of Kushi may, as an alternative to becoming a stockholder of the Surviving Corporation, exercise dissenters' rights of appraisal under the laws of the state of incorporation of the constituent corporation to the Merger of which he, she or it is a shareholder. By valid exercise of dissenters' rights, a dissenting shareholder may obtain the "fair value" of his, her or its shares of Kushi Stock or American Phoenix Stock as determined in accordance with state law. Procedures for the exercise of dissenters' rights in the jurisdictions of Delaware and Nevada (the states of incorporation of Kushi and American Phoenix, respectively) include a judicial appraisal of equity securities for which dissenters' rights are validly exercised. See "The Merger- Terms or the Merger-Dissenters' Rights."

              In connection with deciding whether to exercise dissenters' rights in lieu of becoming a stockholder in the Surviving Corporation, a holder of shares of Kushi Stock or American Phoenix Stock should consider certain factors relevant to the Merger and to the businesses and operations of Kushi and American Phoenix. American Phoenix shareholders should consider that since at the Effective Time, Kushi will have no assets, the Merger will result in a dilution in the net tangible book value per share of American Phoenix Stock. Kushi stockholders should consider that American Phoenix is in the development stage and effectively has a limited operating history, intends to operate in a variety of highly competitive industries which experience rapid technological change, is likely to require significant additional capital to meet its business objectives, and is depended upon current management that may have little direct experience in the industries of the companies that American Phoenix may acquire. In addition, stockholders of Kushi and American Phoenix should evaluate the risk that the Surviving Corporation will be unable to realize all or some of the benefits anticipated from the Merger. See "The Merger--Certain Risk Factors."

Approval of the Merger; Principal Terms Thereof

              The Merger Agreement has been approved by the unanimous vote of the members of the Board of Directors of Kushi and American Phoenix. Acting by written consent in lieu of meetings, stockholders representing majority of outstanding shares of Kushi Stock and American Phoenix Stock have consented to the Merger. Such approvals satisfy applicable requirements for board and stockholder approval of the transactions contemplated by the Merger Agreement.

               The Merger Agreement, a conformed copy (without exhibits) of which is attached hereto as Appendix A, provides that, at the Effective Time, American Phoenix will be merged with and into Kushi and the corporate existence of American Phoenix will terminate. Upon consummation of the Merger, holders of shares of American Phoenix Stock (except those stockholders who properly assert dissenters' rights under applicable state law), will receive pro rata in accordance with their holdings of American Phoenix Stock, shares of Kushi Stock which, in the aggregate, represent eighty-five (85%) percent of all shares of Kushi Stock outstanding after the Merger. Shares of Kushi Stock outstanding immediately prior to the Merger will remain outstanding upon the Merger. See "The Merger -- Terms of the Merger -- General; Conversion of Shares."
The Merger Agreement provides that each outstanding warrant, option or other right to purchase, or note or debenture convertible into, shares of American Phoenix Stock will remain outstanding and will be exercisable for, or convertible into, as applicable, that number of shares of Kushi Stock that the holder thereof would have received in the Merger had such holder exercised such warrant or option, or converted such note or debenture, in full immediately prior to the Merger. See "The Merger--Terms of the Merger--Treatment of Options, Warrants and Convertible Securities; Fractional Shares."

              The Merger Agreement contemplates that prior to the Effective Time, Kushi shall (i) transfer and assign substantially all of its assets and certain of its liabilities to Kushi Natural Foods Corp., an entity newly-organized under Delaware law ("Kushi Foods") for the purpose of pursuing the natural foods business of Kushi and (ii) declare all of the issued and outstanding common stock, par value .01, per share of Kushi Foods ("Kushi Foods Stock") as a dividend to the pre-Merger stockholders of Kushi (the "Kushi Foods Dividend"). The Merger Agreement also provides for the declaration of a dividend on each share of Kushi Stock outstanding prior to the Merger consisting of a warrant (a "pre-Merger Warrant") entitling the holder thereof to purchase
one share of Surviving Corporation Stock.       The consummation of the Merger
is subject to certain terms and conditions, including the continued inclusion on the National Association of Securities Dealers Automated Quotations System ("NASDAQ") of Kushi Stock. See "The Merger--Terms of the Merger--Conditions Precedent to Consummation of the Merger."

              The Merger Agreement may be terminated by the mutual written consent of the Boards of Directors of Kushi and American Phoenix at any time prior to the Effective Time of the Merger and by either party if (i) the Merger is enjoined or prohibited by a court or governmental entity, (ii) the Effective Time has not occurred on or before December 31, 1996 through no fault of the terminating party. See "The Merger--Terms of the Merger-- Termination and Amendment".

             The Merger will become effective upon filing Certificates of Merger with the Delaware Secretary of State and the Nevada Secretary of State.

Board of Directors and Management of Kushi and American Phoenix Following the Merger; Interest of Management of Kushi and American Phoenix in the Merger

              The Merger Agreement provides that immediately following the Effective Time the Board of Directors of Kushi shall be comprised entirely of members selected by American Phoenix. See "The Merger--Terms of the Merger-- Board of Directors and Management of the Surviving Corporation Following the Merger";

Certain Income Tax Consequences

               The Merger and the Spin-off are each intended as a tax-free reorganizations for federal income tax purposes. Subject to a successful challenge to such a classification by the Internal Revenue Service, no gain or loss for U.S. federal income tax purposes will be recognized by (i) shareholders of American Phoenix with respect to their receipt of shares of Kushi Stock in exchange for their shares of American Phoenix Stock (other than with respect to cash received pursuant to the exercise of dissenters' rights) or (ii) by stockholders of Kushi with respect to the distribution to them of the capital stock of Kushi Foods. Stockholders of Kushi may recognize a gain upon their receipt of pre-Merger Warrants to the extent that the combined value of the Kushi Foods distribution and the pre-Merger Warrants received exceeds their tax basis in their Kushi Stock. Stockholders of either constituent corporation who receive cash pursuant to the assertion of dissenters' rights will recognize gain or loss, if any, for U.S. federal income tax purposes. STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISERS REGARDING THE TAX CONSEQUENCES OF THE MERGER AND SPIN-OFF WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY OF VARIOUS STATE AND LOCAL TAX LAWS, AND THE TAX LAWS OF ANY FOREIGN JURISDICTIONS. See "The Merger--Terms of the Merger--Certain Income Tax Consequences of the Merger."

Accounting Treatment

The Merger will be accounted for as a reverse purchase. See "The Merger -- Terms of the Merger -- Accounting Treatment".

Dissenters' Rights

              Holders of shares of Kushi and American Phoenix Stock who comply with the requirements of applicable state law will be entitled to assert dissenters' rights of appraisal with respect to their shares and to receive the "fair value" of such shares in cash. FAILURE TO TAKE ANY STEP IN CONNECTION WITH THE EXERCISE OF SUCH RIGHTS MAY RESULT IN TERMINATION OR WAIVER OF DISSENTERS' RIGHTS. See "The Merger--Terms of the Merger--Dissenters' Rights" and Appendices B and C, which set forth the applicable provisions of statutes enacted in Delaware and Nevada, respectively, providing for dissenters' rights.

Shares Held by Directors, Executive Officers and their Affiliates

              Directors and executive officers of Kushi and their respective affiliates held 49.43% of the issued and outstanding shares of Kushi Stock as of July 31, 1996. Directors and executive officers of American Phoenix and their respective affiliates approximately held 34% of the issued and outstanding shares of American Phoenix Stock as of June 30, 1996. Under the laws of the states of Delaware and Nevada, the written consent to a plan of merger by stockholders holding at least a majority of the voting power is sufficient to authorize a merger.

                    SELECTED HISTORICAL AND UNAUDITED PRO FORMA
                              COMBINED FINANCIAL DATA

Selected Historical Financial Data

                   The following table sets forth certain historical financial information of American Phoenix as of May 31, 1996 and for the nine months ended May 31, 1996 and 1995 and as of and for the year ended August 31, 1995. This information should be read in conjunction with the separate historical financial statements and the notes thereto of American Phoenix appearing elsewhere in this Joint Information Statement/Prospectus.

                                           Nine Months Ended         Year Ended
                                                May 31,              August 31,
                                      ---------------------------   ------------
                                         1996(1)         1995           1995
                                      ------------   ------------   ------------
                                      (Unaudited)     (Unaudited)

Consolidated Statement of
Operations Data;

  Revenues                            $ 3,476,191    $     6,269    $     6,269
  Net Income (loss)                     1,796,761    $  (129,233)   $(2,794,438)
  Earnings (loss)
  per common share                    $      0.07    $     (0.01)   $     (0.30)
  Weighted average
  number of common
  shares outstanding                   26,500,000      9,268,000      9,268,000

                                                        May 31,      August 31,
                                                        1996(1)         1995
                                                     ------------   ------------
                                                      (Unaudited)

Consolidated Balance
Sheet Data;
  Working capital deficit                            $(4,078,844)   $(3,008,929)
  Total Assets                                       $18,596,526    $   433,507
  Shareholders' equity (deficiency)                  $10,521,667    $(2,576,461)
  Book value per common share(2)                     $      0.65    $      0.57

(1) American Phoenix acquired all of the outstanding capital stock of Masling Industries Pty. Ltd. ("Masling"), effective February 16, 1996, in a transaction accounted for as a purchase. The accompanying financial information includes the result of operations of Masling from the date of its acquisition by American Phoenix. American Phoenix acquired approximately $9.7 million principal amount in unsecured promissory notes for 3,000,000 shares plus American Phoenix's note for $3,000,000 effective February 27, 1996 and also acquired 552,100 common shares of Barlile Corp. Ltd. valued at approximately $833,000 in exchange for 1,195,642 common shares of American Phoenix.

(2) Computed based on the number of shares outstanding of American Phoenix common stock to be received upon consummation of the Merger assuming a conversion ratio of one share of American Phoenix stock for .4936 of Kushi stock.

No selected historical financial information for Kushi is presented since concurrent with the Merger, Kushi's shareholders will receive 100% interest in a newly formed subsidiary who will have received through transfer by Kushi all assets and the assumption of all liabilities of Kushi prior to the merger. Therefore no assets or liabilities are carried from Kushi.

Selected Pro Forma Combined Financial Data

      The following table sets forth certain historical financial information of American Phoenix after giving effect to the Merger, as if it had been
consummated, with respect to statement of operations data, at the beginning   of
the periods presented, or, with respect to balance sheet data, as of the dates presented. The following table presents such information as if the Merger had been accounted for as a reverse acquisition. Under this reverse acquisition, the historical operations reflect the operations of the survivor, American Phoenix, as Kushi's historical activities are treated as discontinued operations and are excluded.

                       Summary Financial Information

                           Pro Forma Summary Financial Information Reflecting American Phoenix After Giving Effect to the Merger
                                                     (Unaudited)

                                           Nine Months Ended         Year Ended
                                                May 31,              August 31,
                                      ---------------------------   ------------
                                         1996(1)         1995           1995
                                      ------------   ------------   ------------
Consolidated Statement of
Operations Data

  Revenues                            $ 3,476,191    $     6,269    $     6,269

  Income from continuing
   operations                         $ 1,796,761    $  (129,233)   $(2,794,438)

  Income from continuing
   operations per common share        $      0.09    $    (0.01)    $     (0.15)

  Weighted average
   number of shares(1)                 19,119,371     19,119,371      19,119,371

                                                        May 31,      August 31,
                                                        1996(1)         1995
                                                     ------------   ------------

Consolidated Balance
Sheet Data;
  Working capital deficit                            $(4,078,844)   $(3,008,929)
  Total Assets                                       $18,495,526    $   433,507
  Shareholders' equity (deficiency)                  $10,521,667    $(2,576,461)
  Book value per common share(1)                     $      0.55    $     (0.13)

(1) This calculation assumes the issuance of 16,251,465 common shares of Kushi in exchange for 32,922,109 common shares of American Phoenix. The weighted average number of shares and book value per common share were computed using the pro forma number of shares outstanding subsequent to merger of 19,119,371 shares.

                                KUSHI MACROBIOTICS CORP
                              AMERICAN PHOENIX GROUP, INC.
                                    -------------

                              JOINT INFORMATION STATEMENT
                                    _____________

                                    INTRODUCTION

         This Joint Information Statement is furnished to stockholders of Kushi Macrobiotics Corp, a Delaware corporation ("Kushi") and to stockholders of American Phoenix Group, Inc., a Nevada corporation ("American Phoenix"), in connection with proposed merger of American Phoenix to and with Kushi.

         Kushi, American Phoenix and Kushi Natural Foods Corp., a Delaware corporation ("Kushi Foods"), have entered into an Agreement and Plan of Merger dated as of June 1, 1996, amended as of July 12, 1996, (as so amended, the "Merger Agreement"). A conformed copy of the Merger Agreement (without the Exhibits or Schedules thereto) is attached to this Joint Information Statement as Appendix A. Under the terms of the Merger Agreement, American Phoenix will merge into and with Kushi and the corporate existence of American Phoenix Stock will cease. Upon the Merger, the former stockholders of American Phoenix will hold an aggregate of 85% of the Common Stock, par value .001 per share, of the Surviving Corporation ("Surviving Corporation Stock"). The shares of Kushi Stock outstanding immediately prior to the Merger shall be unaffected by the Merger and shall constitute 15% of all shares of Surviving Corporation Stock outstanding after the Merger. The Merger Agreement also provides for the transfer and assignment of the natural foods business of Kushi to Kushi Foods, the distribution of all of the capital stock of Kushi Foods as a dividend to the pre-Merger stockholders of Kushi and the distribution as a dividend to such stockholders of warrants for the purchase of shares in the Surviving Corporation. The shares of capital stock of Kushi Foods and the Warrants to be distributed to Kushi stockholders (and the shares underlying such Warrants) are not covered by this Prospectus or any other effective registration statement. Accordingly, such shares and warrants may be "restricted securities" under the Securities Act of 1933 and Rule 144 promulgated thereunder.

              This Joint Information Statement is being mailed or given to stockholders of Kushi and shareolders of American Phoenix on or about August __, 1996. The information set forth in this Joint Information Statement concerning Kushi has been furnished by Kushi and the information concerning American Phoenix has been furnished by American Phoenix.

              Kushi has filed a registration statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") registering the shares of Kushi Stock to be issued to shareholders of American Phoenix upon consummation of the Merger. This Joint Information Statement constitutes the prospectus of Kushi included as part of the Registration Statement. The principal executive offices of Kushi are located at Three Stamford Landing, Suite 210, Stamford, CT 06902 (telephone: (203) 973-
2929). The principal executive offices of American Phoenix are located at 5 Park Plaza, Suite 1260, Irvine, CA. 92714 (telephone: (714) 224-2525).

                                        THE MERGER

Kushi's Reasons for the Merger

              The Board of Directors of Kushi has unanimously approved the Merger and the other transactions contemplated by the Merger Agreement and believes that the Merger is in the best interests of the stockholders of Kushi for the following reasons:

            -- Upon the consummation of the Merger and the Spin-Off, the holders of Kushi Stock will hold in the aggregate 15% of outstanding Surviving Corporation Stock and 100% of the capital stock of Kushi Foods. Thus, upon the Merger, the Kushi stockholders will experience an immediate increase in the net tangible book value of their investment in the business of Kushi in that the combined net tangible book value of their shares of Surviving Corporation Stock and of Kushi Foods will be greater than the net tangible book value of their holdings of Kushi Stock as of immediately prior to the Effective Time. Specifically, based upon the net tangible book value of American Phoenix as of May 31, 1996 and of Kushi as of June 30, 1996, Kushi Stockholders will experience an immediate increase of 117% of the net tangible book value of their holdings.

            -- In addition to the Surviving Corporation Stock and Kushi Foods Stock to be held by the Kushi stockholders upon the Merger and Spin-Off, a pre-Merger Warrant representing the right to purchase a share of Surviving Corporation Stock at a price of $3.75 per share will be distributed as a dividend on each share of Kushi Stock outstanding prior to the Merger. In the opinion of management, the pre-Merger Warrants, combined with the Kushi Stockholders' 15% interest in the equity of the Surviving Corporations represent a substantial benefit to Kushi stockholders. Moreover, to the extent that the management of the Surviving Corporation is able to achieve its objective of the augmenting stockholder value through the acquisition and development of technology-related companies, the interests of the present Kushi Stockholders' in the Surviving Corporation will allow such stockholders to benefit substantially from such achievement.

            -- The Merger will not result in any dilution of the interests of Kushi stockholders in the pre-Merger business of Kushi. Such interest will continue in the form of their 100% ownership of Kushi Foods.

American Phoenix's Reasons for the Merger

             The Board of Directors of American Phoenix has unanimously approved the Merger, and for the reasons set forth below, believes that the Merger is in the best interests of American Phoenix and the stockholders of American Phoenix.

            -- The ability to attract outside capital to meet the costs and expenses associated with the acquisition and development of emerging technologies is essential to achieving American Phoenix's goal of creating shareholder value. Among the factors that have contributed to American Phoenix's past difficulty in attracting new investment is the 1995 delisting of American Phoenix Stock from the American Stock Exchange. Since October 1995, American Phoenix Stock has been trading over-the-counter. Although the Surviving Corporation must meet the NASDAQ initial listing requirements after the Merger, American Phoenix management believes that the Merger facilitates inclusion in the NASDAQ Market and that NASDAQ listing potentially enhances the ability of American Phoenix to attract capital investment. Kushi Stock is listed on the NASDAQ Market ("NASDAQ") Small Cap tier of the NASDAQ Stock Market. It is also anticipated that a trading market in Surviving Corporation Stock will be enhanced by listing on the NASDAQ Market.

            -- The Merger will also create a potential source of funding for business and operations presently being conducted by American Phoenix. Concurrently with its initial public offering of shares of Kushi Stock, Kushi offered and sold 1,610,000 redeemable common stock purchase warrants ("Warrants"). The Warrants are also listed on the NASDAQ Market. In addition, 1,575,000 Warrants have been issued to certain officers, directors and consultants of Kushi and approximately 2,749,997 pre-Merger Warrants will be issued to holders of Kushi Stock prior to the Effective Time. Each of the outstanding Warrants upon exercise, entitles the owner thereof to purchase one share of Kushi Stock at a price of $3.75 per share. Upon the Merger, all Warrants will continue to represent the right to purchase one share of Surviving Corporation Stock. In the event that the market price of share of the Surviving Corporation exceeds the exercise price of the Warrants, it can be anticipated that a percentage of outstanding Warrants will be exercised. The management of American Phoenix has determined that the outstanding Warrants provide the Surviving Corporation with cost-effective access to potential additional financing. At or prior to consumation of the Merger, Kushi will attempt to have an effective registration statement under the Securities Act of 1933 as amended (the "Act") covering the issuance of the shares of Surviving Corporation Stock upon exercise of the Warrants.

                   After taking into consideration the factors set forth above, the American Phoenix Board determined that the Merger was in the best interests of the stockholders of American Phoenix.

Certain Risk Factors

               In addition to the other information contained in this Joint Information Statement, holders of shares of American Phoenix Stock and Kushi Stock should carefully consider the factors set forth below in connection with the Merger and related transactions and in evaluating the likelihood that the Surviving Corporation will be able to realize the intended benefits of the Merger. Although all necessary stockholders approval of the Merger Agreement has already been obtained and stockholders are not being asked to consent to the Merger or the related transactions, the factors set forth below bear upon the decision of stockholders regarding the exercise of dissenters' rights. Prior to the Effective Time, all of the operating assets of Kushi will be transferred to Kushi Foods which will be owned by the pre-Merger stockholders of Kushi.
Holders of American Phoenix Stock will not, upon the Merger, acquire any interest in Kushi Foods or the pre-Merger business of Kushi. Accordingly, the business and prospects of the pre-Merger Kushi are not factors to be considered in connection with the Merger.

               DILUTIVE EFFECT. Upon the Merger, American Phoenix stockholders will experience an immediate dilution in the net tangible book value of their investment in the business of American Phoenix in that the net tangible book value of their shares of American Phoenix Stock will be greater than the net tangible book value of the shares of Surviving Corporation Stock received by them upon the Merger. Specifically, American Phoenix shareholders will experience an immediate dilution of 15% of the net tangible book value of their holdings of American Phoenix Stock based upon the net tangible book value of American Phoenix of May 31, 1996 and of Kushi as of June 30, 1996.

               NO ASSURANCE THAT POTENTIAL BENEFIT FROM THE EXERCISE OF WARRANTS WILL BE REALIZED; NECESSITY OF AN EFFECTIVE REGISTRATION STATEMENT. The potential of the Warrants to provide a source of additional capital is an important reason influencing the decision of management of American Phoenix to enter into the Merger Agreement. There can be no assurance, however, that the market price of the Surviving Corporation Stock will at any time during the term of Warrants reach a level that would result in the exercise of the Warrants. Moreover, the Warrants can only be exercised if there is a current registration statement. At present, there is no effective registration statement covering the issuance of Kushi Stock upon exercise of the Warrants. At or prior to consumation of the Merger, Kushi will endeavor to have an effective registration statement under the Securities Act covering issuance ofthe Kushi Stock issuable upon exercise of the Warrants. If the Surviving Corporation is unable to maintain a current registration statement for any reason, or if the market price of Surviving Corporation Stock does not exceed the exercise price of the Warrants during the term thereof, the benefits of the primary impetus for the Merger will not be realized.

              DILUTIVE EFFECT OF WARRANT EXERCISE. Although in the opinion of management of American Phoenix the infusion of capital resulting from exercise of the Warrants would benefit the Surviving Corporation by providing a source of funding for the acquisition and development expenses associated with its corporate objectives, any such exercise of Warrants would dilute the percentage ownership of the Surviving Corporation held by the stockholders of the Surviving Corporation as of the Effective Time. Moreover, the issuance of substantial amounts of Surviving Corporation Stock upon the exercise of the Warrants could negatively impact the market price of such stock. In addition, since the stockholders of Kushi will acquire their equity in the Surviving Corporation at a cost (based upon the net tangible per share value of Kushi Stock) substantially below the cost (based upon the net tangible per share value of American Phoenix Stock) at which American Phoenix Shareholders will acquire their equity in the Surviving Corporation, the American Phoenix Shareholders will bear most of the risk of loss.

              INCURRENCE OF LIABILITIES RELATING TO THE PRE-MERGER OPERATIONS OF KUSHI. From the date of its inception and thereafter, Kushi has incurred debts and liabilities relating to the operation of its natural foods business. Pursuant to the Merger Agreement, in conjunction with the Spin-Off, all of the liabilities of Kushi, subject to specified exceptions, will be transferred to Kushi Foods. Although this transfer of liabilities is valid and effective as between the Surviving Corporation and Kushi Foods, the Surviving Corporation will remain liable to third parties for all of claims and debts arising out of the pre-Spin-Off business of Kushi. Moreover, notwithstanding the Spin-Off, Kushi, as the Surviving Corporation, will remain liable on the two leaseholds entered into by Kushi in connection with its natural foods business, although Kushi Foods will provide the Surviving Corporation with a contractual indemnification of such leasehold obligations.

               In the event that the assets of Kushi Foods are insufficient to satisfy any claim, obligation or liability arising out of the pre-Spin-Off operations of Kushi, a creditor of Kushi Foods may seek satisfaction of any such claim, obligation or liability from the assets of the Surviving Corporation. From and after the Merger, the assets of Kushi, as the Surviving Corporation, will include all of the assets formerly held by American Phoenix. Thus, the assets formerly owned by American Phoenix, may become subject to claims based upon the pre-Merger operations of Kushi. Any such claims which may arise, to the extent that they are material and to the extent that the assets of Kushi Foods are insufficient to satisfy such claims, may adversely affect the financial condition of the Surviving Corporation. See "The Companies -- Kushi -
- - Legal Proceedings".

               NO ASSURANCE OF PUBLIC MARKET FOR COMMON STOCK OR WARRANTS. Although the development of an active and liquid trading market for Surviving Corporation Stock is a key objective in proceeding with the Merger, there can be no assurance such a market in Surviving Corporation Stock will develop or, if developed, will be sustained after completion of the Merger. Further, while consummation of the Merger is conditioned on Surviving Corporation Stock being listed for trading on NASDAQ, no assurance can be given that the Surviving Corporation will meet the criteria applicable to it for maintaining a listing on NASDAQ upon the Merger and on an ongoing basis thereafter. The NASDAQ By-Laws require that upon a change of control (such as will occur upon the Merger) a listed issuer must comply with all requirements applicable to initial inclusion. Currently, the NASDAQ criteria requires an applicant for inclusion to have: (i) two registered and active market makers, (ii) total assets of at least $4 million, (iii) minimum bid price per share of $3.00, (iv) 300 stockholders, and
(v) 100,000 shares held by non-insiders which shares must have a market value of at least $100,000.

              POSSIBLE ISSUANCE OF ADDITIONAL SHARES WITHOUT STOCKHOLDER APPROVAL. In addition to approximately 24,201,741 shares of Surviving Corporation Stock that will be authorized but unissued and not reserved for specific purposes, an additional 7,605,540 shares of Surviving Corporation Stock will be unissued but reserved for issuance pursuant to stock plans of the Surviving Corporation, upon exercise of Kushi Warrants, upon conversion of the 117,909 shares of the Preferred Stock, par value $.01 of the Surviving Corporation ("Kushi Preferred Stock") and for issuance upon exercise or conversion of American Phoenix Derivative Securities. Although there are no present plans, agreements, commitments or undertakings with respect to the issuance after the Merger of additional shares, or securities convertible into any such shares by the Surviving Corporation, any shares issued after the Merger would dilute the percentage ownership of the Surviving Corporation held by the stockholders of the Surviving Corporation as of the Effective Time and could have an adverse impact on the market price of the Surviving Corporation Stock.

              The following additional factors should be considered in connection with evaluating the business and prospects of American Phoenix which, upon the Merger will be pursued by the Surviving Corporation.

              LIMITED OPERATING HISTORY. The current corporate strategy of American Phoenix is to identify, acquire and develop companies with emerging technologies. This strategy will continue to be pursued by the Surviving Corporation. American Phoenix has only a limited history operating under its present corporate strategy. Between August 1994 and August 1995, American Phoenix discontinued all operations in its original environmental business and entered a development stage. American Phoenix first generated revenues during the second quarter ending February 29, 1996. Currently, American Phoenix's revenues are generated principally by its subsidiary MTA, manufacturer of high speed interdiction boats and Masling, an engineering and aircraft maintenance facility, subsidiary of MTA. American Phoenix also earns revenue from its investment note receivable portfolio. MTA has not begun commercial production of its principal product. There can be no assurance that American Phoenix will be profitable or that subsidiaries will generate significant revenue from product sales or services. The likelihood of success of American Phoenix must be considered in light of the problems, experiences, difficulties, complications and delays frequently encountered in connection with the operation and development of new and expanding businesses.

              Competition. Management anticipates that the industries in which the Surviving Corporation will operate will be intensely competitive. This competition is expected to increase with the pace of technological developments. Current and future competitors may have significantly greater financial, technical, manufacturing and marketing resources than the Surviving Corporation and its subsidiaries.

                RAPID TECHNOLOGICAL CHANGE. The industries which have in the past been targeted by American Phoenix are characterized by rapid technological change. As a result, other technologies may emerge that offer technological, price or other marketing advantages over technologies to which American Phoenix's presently or hereafter becomes committed. Lower profit margins frequently are obtained on newer products than might be typical of mature products. American Phoenix focuses on companies with emerging technologies which are not likely to have mature products or substantial market share. Characteristically of participants in industries experiencing rapid technological change, American Phoenix's subsidiaries are likely to use product components that are not of standard industry design and products and services supplied by a small number of suppliers. Although these suppliers may be replaceable, American Phoenix could face significant production delays if any components or services were to become unavailable. The Surviving Corporation's ability to exploit emerging technologies will be subject to all of the foregoing risks as well as being dependent upon its ability to develop and market applications of emerging technologies.

              ADDITIONAL FUNDING MAY BE REQUIRED. Achievement of Management's objectives will be dependent upon its ability to access significant capital. Current Management believes that it can raise sufficient capital through private placements, registered public offerings or exercise of outstanding Surviving Corporation Warrants. If, for any reasons, sufficient capital is unavailable, the ability to develop and market existing businesses and to acquire new or additional businesses will be adversely affected.

              DILUTION. In the recent past, American Phoenix has sought to acquire technologies and assets though the issuance or exchange of the capital stock of American Phoenix, rather than cash. After the Merger, management anticipates that the Surviving Corporation will continue to seek acquisition and merger transactions that can be effected in this manner. If the net tangible book value of such businesses or assets divided by the number of shares issued in connection with such transaction is less than the net tangible book value of the American Phoenix shares outstanding prior to such transaction, the then current owners of Surviving Corporation Stock will suffer immediate dilution in the net tangible book value of their investment. No assurance can be given that such transactions will not result in dilution to existing stockholders.

              INTERNATIONAL RISKS. American Phoenix's subsidiaries currently operate in Australia and are expected to conduct substantial business activities in the Pacific Rim. Foreign manufacturing and sales activities are subject to the risks of operating in an international environment. These risks include unstable political and economic environments, local labor laws and customs, local laws and taxes, the potential imposition of trade or foreign exchange restrictions, tariff increases and transportation delays. In addition, financial results are subject to fluctuations in foreign currency exchange rates within the countries where it operates. The risk of foreign exchange losses has been mitigated by the conduct of most of American Phoenix's foreign business transactions in local currency. It is anticipated that this practice will be continued by the Surviving Corporation.

               DEPENDENCE UPON MANAGEMENT. The Surviving Corporation will be dependent upon the international expertise of its new management team and financial advisors to meet its strategic objectives. None of these persons necessarily have significant operational or marketing experience in the industries in which companies that the Surviving Corporation may acquire will compete.

TERMS OF THE MERGER

              This section of the Joint Information Statement does not contain a complete explanation or description of the Merger Agreement and is qualified in its entirety by reference to the terms of the Merger Agreement, a conformed copy of which (without the exhibits or schedules thereto) is attached to this Joint Information Statement as Appendix A and incorporated herein by reference.

General
              The Merger Agreement provides for the Merger of Kushi and American Phoenix. Upon effectiveness of the Merger, American Phoenix will be merged with and into Kushi, the separate existence of American Phoenix will cease and Kushi will be the Surviving Corporation. As a consequence of the Merger, title to all of the property and assets of American Phoenix will be vested in Kushi and Kushi will be subject to all of the liabilities of American Phoenix.

              The Merger Agreement contemplates the pre-Merger Spin-off of the natural foods business of Kushi to Kushi stockholders. The Spin-off will be accomplished by (i) the transfer and assignment of substantially all of the assets and certain of the liabilities of Kushi to Kushi Foods and (ii) the declaration by Kushi of a dividend, on each share of Kushi Stock outstanding as of a record date prior to the Effective Time of Kushi Foods Stock, the distribution of such dividend (the "Kushi Foods Distribution") to be contingent upon consummation of the Merger. The Kushi Foods Distribution will comprise all of the outstanding capital stock of Kushi Foods.

              The Merger Agreement also provides for the declaration by Kushi of a dividend on each share of Kushi Stock outstanding as of a record date prior to the Merger consisting of a Redeemable Surviving Corporation Stock Purchase Warrant ("pre-Merger Warrant"). Distribution of the pre-Merger Warrant dividend will be contingent upon the consummation of the Merger. Each pre-Merger Warrant, upon exercise, will entitle the owner thereof to purchase one share of Surviving Corporation Stock during the period ending on August 10, 2000 at a price (subject to certain anti-dilution adjustments) of $3.75 per share.

              The Merger Agreement provides that, as soon as practicable following satisfaction of all conditions to the Merger, Certificates of Merger will be filed with the Secretary of State of Delaware and the Secretary of State of Nevada. The Merger will become effective upon the acceptance for filing of such Certificates of Merger by the Secretary of State of Delaware and the Nevada Secretary of State (the "Effective Time"). It is currently expected that the Merger will occur on or shortly after _____________, 1996. Either party may terminate the Merger Agreement if the Merger has not occurred on or before December 31, 1996, provided that the failure of the Effective Time to occur on or before such date does not result from a breach of the Merger Agreement by the terminating party. See "Terms of the Merger--Termination and Amendment".

Conversion of Shares.

              The Merger Agreement provides that, upon consummation of the Merger, all shares of American Phoenix Stock issued and outstanding immediately prior to the Merger, except for those shares owned by shareholders who properly assert dissenters' rights under the Nevada dissenters' rights statute (see "The Merger--Terms of the Merger--Dissenters' Rights"), would, at the effective time of the Merger (the "Effective Time"), automatically convert into that number of shares of Common Stock, par value $.001 per share, of the Surviving Corporation ("Surviving Corporation Stock") as (assuming no exercise of dissenters' rights by the stockholders of either Kushi or American Phoenix) would constitute eighty-five (85%) percent of the shares of Surviving Corporation outstanding immediately following the Merger. Based upon the number of issued and outstanding shares of Kushi Stock and American Phoenix Stock on July 31, 1996 (and assuming the pre-Merger conversion of shares of Kushi Preferred Stock currently outstanding) on the Merger, each share of American Phoenix Stock will automatically convert to .4936 of a share of Kushi Stock. The number of shares of Kushi Stock to be issued to holders of American Phoenix stock will be determined on the basis of shares of American Phoenix Stock and Kushi Stock outstanding at the Effective Time.

               Upon the Merger, shares of Kushi Stock held by Kushi stockholders immediately prior to the Merger will (assuming no exercise of dissenters' rights by the stockholders of either Kushi or American Phoenix) constitute fifteen (15%) percent of the Surviving Corporation Stock outstanding immediately following the Merger and shall otherwise remain unaffected by the Merger. The exercise of dissenters' rights by holders of shares of American Phoenix Stock will, if it occurs, reduce the post-Merger ratio of outstanding shares of Surviving Corporation Stock held by the former stockholders of American Phoenix to total outstanding shares of Surviving Corporation Stock. Conversely, the exercise of dissenters' rights by holders of Kushi Stock will, if it occurs, reduce the post-Merger ratio of outstanding shares of Surviving Corporation Stock held by the Pre-Merger stockholders of Kushi to total outstanding shares of Surviving Corporation Stock

Issuance of Additional Shares Pending the Merger

               Under the terms of the Merger Agreement, American Phoenix and Kushi are each prohibited from issuing any additional shares of capital stock prior to consummation of the Merger, except upon the exercise of any options or warrants to purchase American Phoenix Stock or Kushi Stock or upon the conversion of convertible securities, which were outstanding as of the date of the Merger Agreement except that this prohibition has been waived with respect to 2.1 million shares of American Phoenix Stock to be issued to Mr. Di Carlo in replacement of 1.1 million shares that were cancelled by American Phoenix and as compensation for services rendered to American Phoenix from 1994 to 1996, as a consultant, and from June 1996 to the present as Chief Executive Officer. As at July 31, 1996 there warrants were to purchase 500,000 shares of American Phoenix Stock. As at July 31, 1996 there were options to purchase 8,500 shares of Kushi Stock, Warrants to purchase 3,185,000 shares of Kushi Stock (of which 1,050,000 are subject to rescission if the Merger is not consummated) and shares of Kushi Preferred Stock convertible into 117,909 shares of Kushi Stock. Except for the foregoing, and for the pre-Merger Warrants to be issued to Kushi stockholders of record as of a date prior to the Effective Time, no rights to purchase or securities convertible into American Phoenix Stock or Kushi Stock are currently outstanding or, under the terms of the Merger Agreement, will be permitted to be granted prior to the Effective Time. The number of shares of American Phoenix Stock and the number of shares of Kushi Stock (assuming the exercise or conversion of all outstanding securities exercisable or convertible into such shares and the pre-Merger issuance of 2.1 million shares) that would be outstanding immediately prior to the Effective Time is 35,522,109 and 6,311,406 respectively.

Treatment of Options, Warrants and Convertible Securities.

              Under the terms of the Merger Agreement, each American Phoenix Derivative Security, outstanding and unexercised or unconverted at the Effective Time shall, at the Effective Time, remain outstanding and automatically be deemed to be exercisable for that number of shares of Kushi Stock that the holder of such American Phoenix Derivative Security would have received in the Merger had such holder exercised or converted his American Phoenix Derivative Security in full immediately prior to the Effective Time. With respect to American Phoenix Options, any term or condition respecting the vesting of the right to exercise such option shall remain unaffected by the Merger, but any period during which the holder of such option shall have served as an employee or a consultant, as the case may be, of American Phoenix will be counted toward determining the vesting of the right to exercise such option after the Effective Time.

Fractional Shares

              No fractional shares of Kushi Stock will be issued in connection with the Merger. The number of shares of Kushi Stock any American Phoenix stockholder would otherwise be entitled to receive pursuant to the Merger or any holder of a American Phoenix Derivative Security would otherwise be entitled to receive upon exercise of such American Phoenix Derivative Security will be rounded to the nearest whole number of shares so as to eliminate any fractional shares.

Exchange of Certificates

              The Continental Stock Transfer & Trust Company (the "Exchange Agent") has been designated to act as exchange agent in effecting the exchange of certificates representing American Phoenix Stock for certificates representing the shares of Kushi Stock into which such shares of American Phoenix Stock have been converted. The Exchange Agent will send a letter of transmittal to the holders of American Phoenix Stock offering to exchange the certificates representing such American Phoenix Stock for certificates representing shares of Kushi Stock. From and after the Effective Time, each certificate or instrument which, prior to the Effective Time, represented shares of American Phoenix Stock or American Phoenix Derivative Securities will be deemed to represent, as applicable, only the right to receive certificates for shares of Kushi Stock or the right to acquire shares of Kushi Stock, as the case may be, in accordance with the terms of the Merger Agreement, and the holder of each such certificate or instrument will cease to have any rights with respect to the shares of American Phoenix Stock formerly represented thereby (in the case of certificates formerly representing shares of American Phoenix Stock) or with respect to the shares of American Phoenix Stock issuable upon exercise thereof (in the case of instruments formerly representing American Phoenix Derivative Securities), except as otherwise provided in the Merger Agreement or by law.

Representations, Warranties and Covenants

              The Merger Agreement contains representations, warranties, covenants and agreements by Kushi, American Phoenix and Kushi regarding, among other things, the accuracy and completeness of certain information furnished by each of the respective parties in connection with the Merger. The Merger Agreement also contains covenants of the parties with respect to the conduct of their respective businesses pending the closing under the Merger Agreement, including agreements (subject to certain exceptions) not to issue any equity securities, not to pay any dividends and not to sell any material amount of their respective assets outside of the ordinary course of business except as contemplated by the Merger Agreement. In addition, each of the parties has agreed (subject to certain exceptions) to carry on its respective business only in the ordinary course and consistent with past practice and to use all reasonable efforts to preserve intact its present business organization and relationships with clients and others having business dealings with it.

                There are no agreements or undertakings in the Merger Agreement on the part of either American Phoenix, Kushi or Kushi Foods to indemnify any other party in the event any representation or warranty made by one party to another in the Merger Agreement was not accurate at the time made. However, in the event the Merger becomes effective, the Surviving Corporation agrees to indemnify any person who prior to the Effective Time was an officer or director of Kushi, American Phoenix or Kushi Foods against liability, claims or amounts paid in settlement of any claim, suit or proceeding, including any liabilities arising under or out of any state or federal securities laws to the fullest extent permitted by law, based in whole or in part on the fact that such person is or was an officer or director of Kushi, American Phoenix or Kushi Foods.

Conditions Precedent to Consummation of the Merger

                The obligations of the parties to consummate the Merger are also subject to various conditions, including the authorization for inclusion on NASDAQ of Kushi Stock; the accuracy as of the closing date in all material respects of the representations and warranties of the parties contained in the Merger Agreement; the performance in all material respects of all covenants of the parties contained in the Merger Agreement which were to be performed on or before the closing date; the absence of any statute, rule, regulation or governmental or judicial action which prohibits or restrains the transactions contemplated by the Merger Agreement and the absence of certain suits or investigations which would have a material adverse effect on the transactions contemplated by the Merger Agreement; the delivery of certain certificates and agreements by the parties and their respective officers and directors; and the delivery of certain opinions by counsel and independent public accountants to the parties. Kushi must also have filed and attempt to have an effective registration statement covering the issuance of the Kushi stock upon exercise of the Warrants.

             The parties may waive compliance with any of the conditions to their respective obligations to consummate the Merger.

Termination and Amendment

                   The Merger Agreement may be terminated at any time prior to the Effective Time: (i) by mutual written consent of the Boards of Directors of American Phoenix and Kushi; (ii) by either American Phoenix or Kushi if (A) any court or governmental body takes any action restraining, enjoining or otherwise prohibiting the transactions contemplated thereby and all appeals and means of appeal therefrom have been exhausted, (B) the Effective Time shall not have occurred on or before _________________, provided the failure of the Effective Time to occur on or before such date does not result from a breach of the Merger Agreement by the terminating party, (iii) by either American Phoenix or Kushi, if any condition to its obligation to effect the Merger shall not be met in all material respects or waived prior to such time as such condition can no longer be satisfied.

              The Merger Agreement may be amended by American Phoenix and Kushi prior to the Effective Time, whether prior to or after approval thereof by the stockholders of Kushi or by the stockholders of American Phoenix, provided that after any such approval, no amendment may be made that changes the ratio pursuant to which Kushi Stock will be issued upon conversion of American Phoenix Stock without the further approval of the stockholders of each constituent corporation.

Board of Directors and Management of Kushi, American Phoenix and Kushi Foods Following the Merger and Spin-Off.

                   The Merger Agreement provides that immediately following the Effective Time the Board of Directors of the Surviving Corporation shall be comprised entirely of four directors who have been selected by American Phoenix. With regard to Kushi Foods, the Merger Agreement further provides that Michio Kushi will be the initial Chairman and shall appoint the initial Board of Directors.

Interest of Management of Kushi and American Phoenix in the Merger

                   KUSHI. On or about July 1, 1996, Kushi issued an aggregate of 700,000 redeemable purchase warrants to directors, officers and consultants (a total of eight persons) and agreed to pay such persons an aggregate of $475,000 representing settlement of Kushi's outstanding contractual obligations to such persons. The warrants issued to such persons are subject to rescission in the event the Merger is not consummated. Each warrant currently entitles the holder thereof to purchase one share of Surviving Corporation Stock at $3.75 (subject to anti-dilution adjustments). Payment of the agreed settlement amounts is contingent upon consummation of the Merger.

                   American Phoenix has entered into an employment relationship with Daniel A. France, a director and officer of Kushi. Mr. France's employment pursuant to the employment agreement will be effective upon the Merger.

Certain Income Tax Consequences of the Merger, Spin-Off and Warrant Distribution

         The Merger. The following is a discussion of the material U.S. federal income tax consequences under the Internal Revenue Code of 1986, as amended (the "Code"), of the Merger to holders of American Phoenix Stock. This discussion does not deal with all the tax consequences of the Merger that may be relevant to the particular circumstances of individual American Phoenix stockholders or employees, such as holders of shares acquired upon exercise of American Phoenix Options or in other compensatory transactions.

                   1. The Merger will be a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and Kushi and American Phoenix will be parties to the reorganization within the meaning of Section 368(b) of the Code;

                   2. No gain or loss will be recognized by Kushi or American Phoenix;

                   3. No gain or loss will be recognized by shareholders of American Phoenix with respect to their receipt solely of Surviving Corporation Stock in exchange for their American Phoenix Stock;

                   4. The tax basis of the Surviving Corporation Stock received by shareholders of American Phoenix will be equal, in each instance, to the tax basis of the American Phoenix Stock surrendered in exchange therefor; and

                   5. The holding period of the Surviving Corporation Stock received by shareholders of American Phoenix will include, the period during which the American Phoenix Stock surrendered therefor was held, provided that, the American Phoenix Stock was a capital asset in the hands of such shareholders on the effective date of the Merger.

                   A successful IRS challenge to the status of the Merger as a reorganization within the meaning of Section 368 of the Code would result in a American Phoenix shareholder recognizing gain or loss with respect to each share of American Phoenix Stock surrendered equal to the difference between the shareholder's tax basis in such share and the fair market value, as of the time of the Merger, of the Kushi Stock received in exchange therefor. Even if the Merger qualifies as a reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code, the receipt of all or a portion of such shares of Kushi Stock in exchange for services or property (other than solely American Phoenix Stock) may be taxable as ordinary income. Gain may also be recognized to the extent a American Phoenix Shareholder was treated as receiving consideration (in addition to Kushi Stock) in exchange for such shareholder's American Phoenix Stock.

The Spin-Off and Warrant Distribution.

             The following is a discussion of the material U.S. federal income tax consequences under the Code of the Spin-Off and the Pre-Merger Warrant distribution to holders of Kushi Stock.

             The Spin-Off will be a reorganization within the meaning of Section 368(a)(1)(D) of the Code and Kushi and Kushi Foods will be the parties to the reorganization within the meaning of 368(b) of the Code.

             No gain or loss will be recognized by stockholders of Kushi with respect to their receipt solely of Kushi Foods Stock as a distribution on their shares of Kushi Stock.

           To the extent that the fair market value of the pre-Merger Warrant received by Kushi stockholders, when combined with the fair market value of the Kushi Foods Stock distribution, exceeds such stockholders' tax basis in their Kushi Stock, such stockholders may recognize a gain to the extent of such excess.

           The tax basis of the Kushi Foods Stock received by Kushi stockholders will be equal to the tax basis of the Kushi Stock adjusted for any gain recognized.

           The holding period of the Kushi Foods Stock received by Kushi Stockholders will include the period during which such Kushi Stock was held, provided that such Kushi Stock was a capital asset in the hands of such stockholders on the date of receipt.

           THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, THE SPIN-OFF AND PRE-MERGER WARRANT DISTRIBUTION. AMERICAN PHOENIX STOCKHOLDERS AND KUSHI STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISERS REGARDING THE TAX CONSEQUENCES OF PRE-MERGER WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY OF VARIOUS FOREIGN, STATE AND LOCAL LAWS.

Accounting Treatment

                   Although as a matter of corporate law,the existence of American Phoenix ceases upon the Merger, for accounting purposes American Phoenix is deemed the survivor and the Merger is considered a reverse acquisition of Kushi by American Phoenix. Prior to the Effective Time, Kushi will transfer substantially all of its assets and liabilities to Kushi Foods, an entity newly organized for the purpose of pursuing the natural foods business of Kushi. All of the issued and outstanding common stock of Kushi Foods will be distributed to the pre- Merger stockholders of Kushi as a dividend. Inasmuch as all of the net assets of Kushi will be spun off prior to the Merger, the historical statements of operations of the Surviving Corporation exclude Kushi's historical activities as disposed of operations and therefore reflect solely the historical operations of American Phoenix.

Rights of Security Holders

                   The rights of the holders of American Phoenix Common Stock are currently governed by Nevada law and by, American Phoenix's Articles of Incorporation and American Phoenix's By-Laws. Upon consummation of the Merger, holders of American Phoenix Stock will become holders of Kushi Stock and their rights as such will be governed by Delaware law and by, Kushi's Restated Certificate of Incorporation and Kushi's By-Laws. American Phoenix stockholders are entitled to one vote for each share held and have no cumulative voting rights. They have no preemptive rights with respect to subsequent share issues and are entitled to share ratably in dividends declared and, upon liquidation, in the assets of the corporation. The foregoing aspects of stock ownership will remain unchanged upon American Phoenix shareholders becoming holders of Kushi Stock. Although Delaware and Nevada Law and the respective corporate charters and by-laws of American Phoenix and Kushi and not in every respect identical, they are closely parallel with respect to basic principles of corporate governance, the rights of holders of common equity, protections afforded with respect to certain business combinations and the right of directors and officers to indemnification. Accordingly, the Merger will not result in any material change in the rights of holders of American Phoenix Stock, as such, upon becoming holders of Kushi Stock.

Description of Kushi Stock and Warrants

             The Certificate of Incorporation of Kushi authorizes the issuance of 15,000,000 shares of Kushi Stock, and 5,000,000 shares of Preferred Stock, par value $.01 per share ("Kushi Preferred Stock"). As of the date of the Prospectus, 2,749,997 and 117,909 shares of Kushi Stock and Preferred Stock, respectively, are issued and outstanding. Upon the Merger, Kushi's Certificate of Incorporation will be amended to increase the number of shares of Kushi Stock authorized for issuance to 50,000,000 and to increase to 10,000,000 the authorized number of shares of Preferred Stock.

             The holders of Kushi Stock have no preemptive or subscription rights in later offerings of Kushi Stock and are entitled to share ratably (i) in such dividends as may be declared by the Board of Directors out of funds legally available for such purpose and (ii) upon liquidation, in all assets of Kushi remaining after in full of all debts and obligations of and any preferences granted in the future to any preferred stock.

             Holders of Kushi Stock are entitled to one vote for each share held and have no cumulative voting rights. Accordingly, the holders of more than 50% of the issued and outstanding shares of Kushi Stock entitled to vote for election of directors can elect all the directors if they choose to do so.
After the Merger the current stockholders of American Phoenix will collectively own more than 50% of the outstanding shares of Kushi Stock. All shares of Kushi Stock now outstanding are fully paid and nonassessable and all shares of Kushi Stock which are to be issued in the Merger, when issued, will be fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of Kushi Stock within the limits authorized by Kushi Certificate of Incorporation without stockholder action.

             Section 203 of the Delaware General Corporation Law provides that if a person acquires 15% or more of the stock of a Delaware corporation, he becomes an "interested stockholder" and may not engage in a "business combination" with that corporation for a period of three years. The term "business combination" includes a merger, a sale of assets or a transfer of stock. The three year moratorium may be terminated if any of the following conditions are met: (1) the Board of Directors approved the acquisition of stock or the business combination before the person became an interested stockholder, (2) the interested stockholder acquired 85% of the outstanding voting stock, excluding in the determination of outstanding stock is any stock owned by individuals who are officers and directors of the corporation and any stock owned by certain employee stock plans, or (3) the business combination is approved after the person became an interested stockholder by voting stock which is not owned by the interested stockholder.

                   The rights of the holders of shares of Kushi's capital stock are established by Kushi's Certificate of Incorporation, Bylaws and by Delaware law. The foregoing statements do not purport to be a comprehensive explanation of such rights.

Expenses of the Merger

                   Kushi and American Phoenix will pay their respective costs and expenses in connection with the Merger. It is anticipated that the costs and expenses of Kushi and American Phoenix in connection with the Merger will be approximately $90,000 and $75,000, respectively.

Restrictions on Resale of Kushi Stock by Former American Phoenix Stockholders

              Kushi has registered under the Securities Act the shares of Kushi Stock that stockholders of American Phoenix will be entitled to receive upon consummation of the Merger. Kushi Stock is authorized for inclusion on the National Association of Securities Dealers Automated Quotation System and the continued inclusion of Kushi Stock on NASDAQ is a condition to the consummation of the Merger.

Dissenters' Rights

              The following summaries of the Nevada Revised Statutes, Section
78.471 through Section 78.502, inclusive, (the "Nevada Statute") and Section 262 of the Delaware General Corporation law (the "Delaware Statute") which set forth the rights of dissenting stockholders under the laws of Nevada and Delaware in connection with certain merger transactions are qualified in their entirety by reference to the full texts of the Nevada and Delaware Statutes that are annexed hereto as Appendices B and C, respectively.

American Phoenix Shareholders

             Any holder of shares of American Phoenix Stock who elects to exercise dissenters' rights (a "Dissenting AP Shareholder") with respect to the Merger must (A) send to American Phoenix a written demand for payment of the fair value of all of the shares owned beneficially by the shareholder accompanied by a certified statement by such shareholder as to whether such stockholder acquired beneficial ownership of the shares prior to July 30, 1996 and (B) deposit certificates representing shares for which payment of value is being demanded (the "Deposited Shares") with _____________________. A form for use by Dissenting AP Stockholders in making such demand and in the transmission of Deposited Shares has been provided with this Joint Information Statement to holders of shares of American Phoenix Stock (the "Demand Form"). Any demand by a person on whose behalf another person holds record ownership of American Phoenix Stock must be accompanied by the written consent of such recordholder to the dissent.

             The (A) receipt by American Phoenix of an executed and certified Demand Form on or before _______________, 1996 (together with the written consent of the recordholder of shares for which payment is sought, if other than the beneficial owner of such shares) and the (B) deposit of the share certificates representing Deposited Shares are requirements for the exercise by American Phoenix Stockholders of the dissenters' rights accruing as a result of the Merger. A shareholder who does not demand payment or deposit his, her or its certificates where required, each by ___________________, 1996 is not entitled to payment of the fair value in lieu of the consideration (shares of Surviving Corporation Stock) to be issued upon the Merger.

                   Effective upon receipt by American Phoenix of the Demand Form, no transfer of Deposited Shares shall be recorded on the books of American Phoenix.

          Within 30 days after its receipt of a demand for payment made in compliance with the Nevada Statute, American Phoenix is required to pay to each Dissenting AP Shareholder the fair value of the Deposited Shares as such value is estimated by American Phoenix, together with accrued interest thereon from the Effective Time.

             Any Dissenting AP Shareholder who has a beneficial holder of Deposited Shares on April 18, 1996 and who believes that the amount paid is less than the full value of the Deposited Shares may notify American Phoenix of his, her or its own estimate of fair value within 30 days after payment has been made or offered. If any such demand for payment is not settled within 60 days following its making, the Surviving Corporation must either pay such demand in full (less any amount previously paid) or commence a judicial proceeding for the determination of the fair value of the Deposited Shares and accrued interest. Dissenters' rights may also be asserted by a person who became a beneficial holder of shares after July 30, 1996. American Phoenix may elect to require as a condition to payment of any Dissenting AP Shareholder who was not a beneficial holder of shares before July 30, 1996, such Dissenting AP Shareholder's acceptance of payment of the amount offered in full satisfaction of the demand. Persons who decline to accept the amount offered by American Phoenix in full satisfaction of their demand made pursuant to the Demand Form, may also submit their own estimate of fair value and demand payment therefor.

             The costs, fees (including those of appraisers, experts and counsel) associated with proceeding for a judicial appraisal may be assessed against either American Phoenix or the Dissenting AP Shareholders, as the court finds equitable.

Kushi Stockholders

             Under the Delaware Statute, a holder of shares Kushi Stock who desires to exercise dissenters' rights of appraisal with respect to such shares must deliver to the Surviving Corporation, within twenty (20) days after the date of this notice (i.e., no later than __________, 1996), a written demand for appraisal of the shares. The demand must adequately identify the stockholder, including mailing address, and be sent to American Phoenix Group, Inc., 5 Park Plaza, Suite 1260, Irvine, California 92714.

             Only a holder of record is entitled to assert appraisal rights for the shares of Kushi Stock registered in that holder's name. If shares are held in a fiduciary capacity, such as by a trustee, guardian or custodian, or by another record holder, such as a broker holding for its customer, the demand should be made by the record owner in his or its respective capacity as such, If a record holder holds shares for more than one beneficial owner, he, she or it may exercise appraisal rights with respect to the shares held for one or more such owners. In such case, the written demand must state the number of shares as to which appraisal is sought; otherwise the demand will be presumed to cover all shares of Kushi Stock held in the name of the record owner.

             Within 120 days after the Effective Time (i.e., by __________,
1996), any Kushi Stockholder who has made a timely written demand for appraisal (a "Dissenting Kushi Stockholder") may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Kushi Common stock held by all Dissenting Kushi Stockholders. Failure to file a petition within the 120 day period may result in the termination of dissenters' rights. Service of a petition to commence a judicial appraisal proceeding must be made on the Surviving Corporation. Within 20 days after such a petition is filed, the Surviving Corporation will file in the office of the Register in Chancery a list of the Dissenting Kushi Stockholders with whom the Surviving Corporation has not reached agreement as to the value of their shares. At a hearing on such petition, the Court of Chancery will determine the stockholders who have complied with the Delaware Statute and are entitled to appraisal rights. The Court of Chancery will determine the fair value of the shares, excluding any appreciation or depreciation arising from the accomplishment or expectation of the Merger, including a fair rate of interest, if any, and such amount will be paid by the Surviving Corporation upon the surrender of the certificates representing such shares. Court costs may be determined by the Court of Chancery and allocated between the Surviving Corporation and the Dissenting Kushi Stockholders as the Court deems equitable.

                   Dissenting Kushi Stockholders are entitled to receive, upon written request, a statement setting forth the aggregate number of shares of Kushi Stock not voted in favor of the Merger and for which appraisal demands have been received and the aggregate number of the holders of such shares, which statement will be mailed to such stockholder within 10 days of receipt of such request by Kushi or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

                            KUSHI MACROBIOTICS CORP. AND
                         AMERICAN PHOENIX GROUP, INC., AND
                                  SUBSIDIARIES
                    UNAUDITED PRO FORMA FINANCIAL INFORMATION

                   The following unaudited pro forma statement of shareholders' equity reflects the pro forma effects on shareholders' equity of the Merger and the Spin-Off as if such transactions took place on May 31, 1996 and combines the financial position of Kushi as of June 30, 1996. Although as a matter of law the corporate existence of American Phoenix will cease upon the Merger, for accounting purposes, American Phoenix is deemed the survivor and the Merger is considered a reverse acquisition. Under this reverse acquisition, historical operations of the survivor reflect solely the operations of American Phoenix as Kushi's historical activities are treated as discontinued operations and are excluded. Accordingly, no pro forma statement of operations is provided.

                                        American
                                        Phoenix
                           Kushi         Group,                      Pro Forma
                       Macrobiotics     Inc. and     Acquisition        for
                           Corp.*     Subsidiaries   Adjustments    Acquisitions
                       ------------   ------------   ------------   ------------

SHAREHOLDERS' EQUITY
 Preferred stock,
  $.01 par value,
  5,000,000 shares
  authorized           $              $              $              $        --

 Convertible Preferred
  Stock, 400,000
  shares authorized;
  issued and
  outstanding 117,909
  as June 30, 1996 and
  none subsequent to
  acquisition(1)              1,179                       (1,179)

 Common stock, $.001
  par value,
  15,000,000 shares
  authorized;(2) issued
  and outstanding
  2,749,997 shares at
  June 30, 1996 and
  19,119,371 shares
  subsequent to
  acquisition                 2,750       329,220       (312,851)        19,119

Additional paid-in
 capital                              19,930,655        310,101     20,240,756

Accumulated deficit         (3,929)   (9,738,208)         3,929     (9,738,208)
                       ------------   ------------   ------------   ------------

TOTAL SHAREHOLDERS'
       EQUITY          $              $10,521,667    $              $10,521,667
                       ============   ============   ============   ============

*    After giving effect to the distribution of all assets and liabilities.
1.   Presumes the conversion to common stock.
2.   Presumes increase in shares authorized.

                                 THE COMPANIES
Kushi

             Kushi was formed under the laws of the State of Delaware in May 1994, to develop, produce and/or market a full line of high quality natural foods based on Michio Kushi's Standard Macrobiotic Diet. In August 1995, Kushi raised approximately $4.8 million in its initial public offering ("IPO") of Kushi Stock and Warrants proceeds which were used to fund activities undertaken during Kushi's development phase. The sale and shipment of product began in the last quarter of fiscal 1995. In early 1996, management determined that revenues and profit margins were not adequate to sustain the business as a going concern. Since then Kushi management has focused on finding a merger, joint venture or strategic alliance partner to protect stockholder equity. To conserve its working capital pending fulfillment of this objective, Kushi reduced its staff and liquidated or otherwise resolved certain of its contractual obligations. In May 1996, Kushi executed a definitive agreement to merge with American Phoenix which was subsequently amended in July 1996. The process of curtailment of operations and the reduction of overhead has been continued following execution of the Merger Agreement. Kushi continues to seek a business combination or marketing alliance to enhance the long-term viability of its natural foods business, after the Merger will be pursued by Kushi Foods.

Properties

             In August 1995, Kushi entered into a five-year lease for approximately 4,000 square feet of office space located in Stamford, CT. The lease calls for monthly payments of approximately $5,000 in the first year, escalating to $6,000 per month during the fifth year of the agreement. Kushi moved into this facility in October 1995. Kushi is presently seeking to sublease the Stamford office to a third party. It is anticipated that if a subtenant is found for the Stamford office, Kushi will remain contingently liable on the lease in the event of such subtenant's default.

             In August 1995, Kushi entered into a five-year lease for 27,000 square feet of warehouse space located in Parsippany, NJ. The lease calls for monthly payments of approximately $10,000 during the term of the lease. Kushi occupied such space beginning in September 1995. On April 30, 1996, Kushi vacated the Parsippany office pursuant to a sublease. In the event of a default by Kushi's subtenant, Kushi remains liable for all obligations pursuant to the Parsippany lease.

Legal Proceedings

             On March 8, 1996, Kushi terminated Mr. Mark Mendelson as its Vice President-Sales, for cause. Mr. Mendelson has sued Kushi claiming wrongful termination and is asking for $1,000,00 in damages plus interest and expenses. Kushi is defending the suit vigorously. The Court has granted Mr. Mendelson a prejudgment attachment in the sum of $130,000.

Results of Operations

             During the six months ended June 30, 1996, Kushi established relationships with and began shipping Kushi Cuisine products to major distributors. Kushi generated net revenues of approximately $118,000 and $300,000 for the three and six months ended June 30, 1996, respectively. Kushi was in a development phase and had no revenues in the comparative periods in 1995. Sales to date have principally been initial shipments to new customers and repeat orders have been disappointing. Management may reduce the number of products offered in the future (currently 26) based on feedback from customers. Total costs of sales were $83,000 or 70% of revenues for the three months and $222,000 or 74% for the six months ended June 30, 1996. Introductory allowances and price discounts of as much as 25% of listed prices reduced net revenues and compressed gross margins during the periods. Kushi recorded an inventory valuation allowance for slow moving items of $150,000 during the three months ended June 30, 1996.

             Total operating expenses of approximately $890,500 were recorded for the three months and $2,064,800 for the six months ended June 30, 1996, compared to $332,000 and $640,600 during the same periods in 1995, when Kushi had limited operations. Operating expenses during the current period included non-recurring or non-operating charges totaling $360,000; including legal fees of $70,000 related to ongoing litigation and $40,000 for legal fees incurred in connection with the Merger and related transactions, $65,000 of consulting fees for product and market evaluations, $75,000 reflecting the value ascribed to 60,000 common stock purchase warrants issued for services, and $110,000 of investment banking fees. Excluding the aforementioned non-recurring and non-operating charges, operating expenses during the current period were approximately $530,000, including payroll, temporary personnel and related costs of $106,000, consulting costs and professional fees of $60,000, advertising, promotional and other selling costs of $55,000, distribution and warehouse storage costs of $35,000, travel and entertainment expenses of $25,000, insurance costs of $20,000, rent and related expense of $16,000, and inventory write-down and obsolescence charges of $157,000.

             Kushi incurred no interest expense during the six months ended June 30, 1996. During the six months ended June 30, 1995, total interest expense was $366,700, principally due to the amortization of notes payable discount. Total interest income generated during the six month period was $35,700 compared to $15,400 in 1995.

Liquidity and Capital Resources

             Kushi had working capital of approximately $1,237,000 at June 30, 1996 compared to $2,879,000 at December 31, 1995, and a working capital deficit of ($312,000) at June 30, 1995. The increase in working capital compared to June 30, 1995 of approximately $1,549,000 was due to the infusion of cash from the net proceeds of the IPO. The IPO, which became effective on August 11, 1995, generated approximately $4,863,974 of net proceeds. At June 30, 1996, Kushi had total cash and cash equivalents of $1,093.000.

              Working capital at June 30, 1996, declined by $1,642,000 compared to December 31, 1995. The decline in working capital during the current period reflects the ongoing costs of launching the Kushi Cuisine product line and slower than anticipated revenue growth to date. Current revenue trends have been flat to declining as there are fewer new distribution opportunities and orders from existing customers have been weak. Despite marked reductions in operating costs, revenues and margins are not adequate to support the business. Accordingly, the Board of Directors determined in December 1995, that merger and acquisition or alliances with other companies are necessary to protect the interest of stockholders. Management believes, but can give no assurance that, cash resources available after the Merger will be adequate to fund the operations of the food business through December 31, 1996.

American Phoenix

General

              American Phoenix was incorporated in Nevada in 1989. In December 1995 American Phoenix changed it name from ECI International Inc. to American Phoenix Group, Inc. Until August 31, 1994, American Phoenix was engaged principally in environmental and construction businesses, which operations were discontinued. American Phoenix now serves as an international holding company that seeks to acquire, finance and develop technology-related companies have growth potential. Management believes American Phoenix's current businesses and growth plans are likely to yield enhanced shareholder value, long term growth and attract strong management.

             American Phoenix has three subsidiaries: Marine Turbine Australia Pty. Ltd. ("MTA"), an Australian proprietary limited company; Masling Industries Pty. Ltd. ("Masling"), an Australian proprietary limited company; and Tokan Holdings Inc. ("Tokan"), a Delaware corporation. The company also holds approximately 13.55 percent of Barlile Corp. Ltd. ("Barlile")

Recent Developments

             1994-1995 Developments

             During fiscal year 1995 American Phoenix installed new management and consummated several significant transactions:

             PEGASUS RESCISSION AND SETTLMENT. On January 31, 1995, American Phoenix, Pegasus Technologies, Inc., a Delaware corporation ("Pegasus"), and Pegasus' controlling shareholders, E. Anne Eisenhower and Lloyd E. Eisenhower II ("Seller") entered into the Confidential Settlement and Mutual Release ("Rescission and Settlement Agreement") rescinding the August 30, 1994 Stock Purchase Agreement among American Phoenix, Pegasus and Sellers. American Phoenix valued Pegasus' aircraft inspection technology at approximately $7.62 million, or 80 percent of its appraised value. American Phoenix treated the rescission as being effective ab initio, or as of August 30, 1994. As a result, American Phoenix's assets (as reported in American Phoenix's Annual Report on Form 10-KSB for the fiscal year ending August 31, 1994) were effectively reduced to negative. The rescission also resulted in a divestiture of control.

             NEW MANAGEMENT. As a result of the resignation of the Sellers pursuant to the Rescission and Settlement Agreement, American Phoenix's sole remaining Director and outside general counsel, John Holt Smith, assumed the duties of President. On June 1, 1995, Mr. Smith resigned as President and appointed Mr. Wallace N. Seward as his successor. On June 30, 1995, Mr. Smith, acting in his capacity as sole director, filled a vacancy in the Board of Directors by appointing Mr. Seward as Chairman of the Board. Shortly thereafter Management successfully negotiated and consummated the Rubywell-MTA Reorganization (described below).

             RUBYWELL-MTA REORGANIZATION AND CHANGE IN CONTROL. Effective August 31, 1995, American Phoenix, Airmotive Acquisition Corp. ("Airmotive") and Rubywell Pty. Ltd. ("Rubywell") entered into the Amended Agreement and Plan of Reorganization (as amended, the "Reorganization Agreement"). The Reorganization Agreement provided for Rubywell's transfer to American Phoenix of 100 percent of the issued and outstanding common stock of MTA in exchange for four million shares of American Phoenix's Series "B" Preferred Stock, which was converted into 20 million shares of common stock. However, in July 1996, Rubywell surrendered nine million shares of American Phoenix Stock, thereby reducing its holdings to 11 million shares.

             Rubywell is a research and development company, operating under an Australian government program, that developed and enhanced a high speed ocean pursuit craft. MTA is an Australian technology company formed to build and test a propulsion unit for marine applications. The propulsion unit design couples aviation power sources with one "combining" transmission for these multiple power sources. MTA's assets include government certifications, drawings, plans, plant layouts, jigs, and molds and component hardware. These assets were appraised at approximately US$9.5 million. Approximately US$9 million in research and development costs were incurred by Rubywell or advanced by Masling or its affiliates. In addition, MTA holds rights to the "Modular Power Unit" (or MPU) technology, which permits power from two or more gas turbine engines to be coupled and transmitted through one transmission, enhancing performance and reliability while conserving weight, fuel and other costs. American Phoenix expects to continue MTA's development of the MPU.

1996 Developments

             Since the fiscal year ending August 31, 1995, American Phoenix consummated transactions that Management believes add substantial additional value to American Phoenix:

              RESUMPTION OF PUBLIC MARKET. American Phoenix Stock traded on the American Stock Exchange until December 1994 when its listing was suspended. American Phoenix Stock resumed trading publicly over the counter in October 1995 on the Bulletin Board and continues to trade under the symbol "APHX."

             BARLILE. In October, 1995, American Phoenix's wholly owned subsidiary, Tokan, acquired 552,100 shares of the common stock of Barlile in exchange for 1,195,642 shares of America Phoenix Stock. Tokan's interest in Barlile represents approximately 13.55% of outstanding Barlile common stock. Barlile is listed on the Australian Stock Exchange. Barlile is engaged in the agribusiness, dairy and brewery industries as a participant in joint ventures operating in the Pacific Rim.

             MASLING ACQUISITION. On February 16, 1996, MTA acquired 100 percent of Masling's outstanding shares. MTA contemporaneously acquired certain assets of Masling Rotor Wing Pty. Ltd. ("Masling Rotor Wing") from Masling shareholders, including hangar leases, subject to Cootamundra Shire Counsel approval, which has been orally obtained. Masling is a leading accredited aircraft component overhaul and engineering facility. This acquisition provides American Phoenix with Masling's certified technical expertise, its integrated fabricating facilities and, in addition, significant income if Masling's earnings levels are maintained.

              NOTES PURCHASE. On February 27, 1996, American Phoenix and P.R. Finance & Investment Ltd. ("PRFI") entered into the Note Purchase Agreement, which was amended as of May 3, 1996 (as amended, the "Note Purchase Agreement"). Under the Note Purchase Agreement, American Phoenix acquired approximately US$9.7 million principal amount in promissory notes for 3 million shares of American Phoenix Stock plus American Phoenix's promissory note in the principal amount of US$3 million. This note is due on or before September 30, 1996.

              RUBYWELL/AMERICAN PHOENIX/MTA ACQUISITION. On December 15, 1995 American Phoenix and Consortium Investment Group Pty. Ltd. ("CIG") entered into an Agreement pursuant to which CIG acquired 12.5 percent of the outstanding shares of MTA for aggregate consideration of AU$1.5 million. Of this sum, AU$500,000 has been paid. AU$600,000 is due on or before September 30, 1996, and AU$400,000 is due on or before September 30, 1996.

Results of Operation

              American Phoenix had no operations in fiscal years 1994 and 1995. Its total revenues of $6,269 for its fiscal year ended August 31, 1995 were derived exclusively from the sale of property and equipment. It earned no revenue in fiscal year 1994. Nonetheless, American Phoenix incurred costs and expenses of $2,800,707 and $8,682,512 (principally for research and development) in fiscal years 1995 and 1994, respectively, resulting in net losses for these fiscal years.

             During the nine months ending May 31, 1996, American Phoenix earned total revenues of $1,765,924; incurred total costs and expenses of $784,807; and had net income $308,117, resulting in net earnings per share of $.07. American Phoenix had no revenue in the comparable period of 1995 and incurred $37,469 in general and administrative costs. These revenues were generated principally by MTA and Masling. American Phoenix also generated significant revenue from the sale of a minority interest in Masling and from the note portfolio acquired from PRFT.
         American Phoenix is actively seeking to acquire technology related businesses principally by the issuance or exchange of American Phoenix Stock and/or other securities. American Phoenix believes it can add value to these strategic acquisitions by focusing the international expertise of American Phoenix's current management team and financial adviser to strategic planning, asset redeployment and enhancement, and raising capital through American Phoenix's financial adviser and other third parties for technology development and marketing. American Phoenix's new management team intends to focus principally on companies that have short- term revenue-generating potential or that have long-term contracts and financial commitments in place. American Phoenix will attempt to avoid investments that require greater capital than American Phoenix believes it can raise readily or that are not likely to generate revenue in the next twelve months. As revenues asset values of American Phoenix's subsidiaries are developed, American Phoenix may hold or divest itself of these subsidiaries through spin off or exchanges for the shares or assets of other companies.

Analysis of Financial Condition

              American Phoenix's management believes that it has sufficient working capital to continue operations as presently conducted through the next fiscal year. Management believes that, upon consummation of the Merger, American Phoenix's capital resources will be significantly enhanced. Among several sources, American Phoenix is hopeful that a substantial amount of Warrants will be exercised.

              American Phoenix currently does not envision further capital expenditure on commercializing applications of the MPU technology other than by MTA in the pursuit boats under development. To commercialize other application of the MPU, American Phoenix would seek outside capital government assistance or partnerships with cross industry leaders.

              American Phoenix continues to seek acquisition targets that may add value to American Phoenix's shareholders. Management believes that transactions which enhance American Phoenix's net assets and shareholders' equity also improve American Phoenix's ability to attract target outside capital to develop, expand and market the products and services of those companies.

Liquidity and Capital Resources

             American Phoenix's principal financial adviser is CIG, operating from Australia. During fiscal year 1996 CIG has been American Phoenix's principal source of capital through private placements with third parties, loans or direct investments. CIG materially assisted American Phoenix in the Notes Portfolio acquisition from PRFI. American Phoenix also has a AU$2.6 million loan commitment from the National Bank of Australia to meet the obligation due to Masling shareholders, described below. Consequently, American Phoenix generally believes that it can meet its current or contemplated financial commitments.

             On March 5, 1996, CIG committed to lend American Phoenix AU$3.5 million to fund the next generation MTA prototype pursuit boat. Funds expected to be obtained pursuant to the CIG Financing Commitment, the Note Purchase Agreement and other sources are likely to be sufficient to meet operating expenses for the next 12 months and the costs of development and commercialization to be incurred in commencing production of MTA's ocean pursuit craft. However, if for any reason these funds were not to be available to American Phoenix, American Phoenix's plan of operation would be materially and adversely affected. No assurance can be made that alternative capital sources will become available.

Material Commitments

             Pursuant to the Notes Purchase, American Phoenix was required to deliver its promissory note in the principal amount of US$3 million on or before May 25, 1996. As extended, this note matures, and becomes due and payable, on September 30, 1996, unless the parties agree to extend maturity of the note further. American Phoenix believes it can negotiate a further extension of payment of the note by the issuance of new shares of American Phoenix Stock to the noteholder.

              A further payment by MTA to the former Masling shareholders in the amount of AU$2.6 million has been extended and becomes due on September 30, 1996. MTA believes it can meet this commitment from American Phoenix's capital resources described above (National Bank of Australia) or renegotiate and extend further the maturity of the payment obligation.

License and Royalty Revenues

             MTA will receive license revenues of US$1.6 million per year commencing in fiscal year 1996 for 5 years from Rubywell, its exclusively retained research partner, to develop additional "horizontal" product applications (such as a four engine combining gearbox, capable of driving a 100 hull to 125 MPH) from MTA's core technology. In turn, MTA must pay research royalties of 8 percent to 10 percent on product sales to Rubywell to enable it to recover its cost for the investment in the technology enhancement and improvement. Consequently, MTA may receive income of US$7.5 million over the next five years regardless of product sales as long as this license is renewed annually, which is at the sole option of Rubywell. Should Rubywell determine not to renew the license, applications other than the two engine combining gearbox for marine application would not be further developed.
The research royalty is treated as an unaccrued royalty, which will be accounted for by MTA as a direct expense provided that it is able to collect from its product sales. Under these mandates, MTA, as an Australian research and development company, will continue to have an incentive to develop new products which American Phoenix believes will ensure competitive improvement of the MPU and gearbox design.

Legal Proceedings

             AMERICAN PHOENIX GROUP, INC. V. DANIEL J DOUD.   On August 2, 1995,
American Phoenix filed a complaint against Daniel J. Doud ("Doud") in the Superior Court of the State of California, County of Los Angeles, Case No. BC132728, alleging inter alia, breach of contract, breach of promissory note, fraud, deceit and negligent misrepresentation. The dispute arises from the 1993 sale by American Phoenix of all of the issued and outstanding common shares of ECI Construction Services, Inc. ("ECICS"), then a wholly owned subsidiary of American Phoenix, for a purchase price of $750,000 (the "Sale"). Doud agreed to purchase ECICS for $750,000 from Corona Properties, and executed a written promissory note in favor of American Phoenix. The sale also required Doud to deliver 500,000 shares of common stock of American Phoenix ("Shares") beneficially owned by him to a collateral account for ECICS's bonding company, Golden Eagle Insurance Company to satisfy a bond which was guaranteed by Doud and American Phoenix. Beginning March 1994 and continuing to the present, Doud has failed to pay to American Phoenix $750,000 pursuant to the written promissory note and to deliver the shares into the collateral account.
American Phoenix seeks payment under the promissory note and other relief.
Doud has requested arbitration of this controversy.

             DANIEL J. DOUD V. AMERICAN PHOENIX GROUP, INC. On November 8, 1995 Doud filed a complaint against American Phoenix in the Superior Court of the State of California, County of Los Angeles, Case No. SC039240 alleging inter alia breach of contract, breach of promissory note and unjust enrichment. Doud further alleges that he entered into an Employment Agreement dated March 1, 1995 with American Phoenix whereby American Phoenix agreed to pay Doud $84,000 per year plus certain benefits including a signing bonus; $4,200 per year reimbursable costs of health insurance; $8,100 for moving expenses; $67,000 for travel expenses; and $4,200 for auto allowance in exchange for Doud's future services to be rendered for American Phoenix. Doud also asserts that on November 9, 1993, he entered into a Business Loan Agreement with Handtop Technologies, S.A. to receive the amount of $325,000 plus interest at the rate of 8.5 percent per annum with a maturity date of June 30, 1994, and that this obligation was subsequently assigned to and undertaken by American Phoenix. American Phoenix disputes the validity of the employment agreement, the validity of the business loan agreement and disputes that Doud rendered any services to American Phoenix. American Phoenix has numerous defenses to this complaint and intends to vigorously defend this action.

             GENERAL ELECTRIC CAPITAL CORPORATION V. ENVIRONMENTAL CONTROL INDUSTRIES AND AMERICAN PHOENIX, INC. On October 17, 1994 General Electric Capital Corporation ("GECC") filed a complaint in the Superior Court of the State of California, County of Alameda, Case No. 741459 against Environmental Control Industries and American Phoenix for monies owed and seeking possession of equipment provided to Environmental Control Industries under that certain Lease Agreement dated August 23, 1990 ("Lease"). On or about August 24, 1990, American Phoenix executed a guarantee in favor of GECC ("Guarantee"). GECC alleges that Environmental Control Industries defaulted under the Lease. By this complaint, GECC seeks the sum of $39,596.84, claimed to be due and owing under the Lease as of March 1, 1994, $6,426.16 under an amendment to the Lease, interest at the rate of 10 percent per annum or $7,679.14 up through October 30, 1995 and reasonable attorney's fees. GECC also seeks to hold American Phoenix liable under the Guarantee. On October 30, 1995 GECFC sought and obtained default judgment against Environmental Control Industries and American Phoenix. American Phoenix is attempting to negotiate a settlement of this action.

             American Phoenix is also party to various suits and claims incidental to its business, none of which relate to asbestos exposure. In the opinion of managment, the ultimate disposition of these proceedings will not have a material adverse effect on American Phoenix's financial position or results of operations.

Properties

             American Phoenix owns no real estate. American Phoenix leases approximately 2,700 square feet of office space from Wall Street Consultants, LLC at 5 Park Plaza, Irvine, California 92714 for approximately $1,210 per month. The oral lease provides for rental rate on a month by month basis. Wall Street Consultants is affiliated with Mr. Patrick N. Di Carlo, President of American Phoenix.

Market Price Data

Kushi. Kushi Common Stock and Warrants trade on the Nasdaq Market ("Nasdaq") tier of the Nasdaq Stock Market under the symbols "KMAC" and "KMACW," respectively. The following table sets forth, the range of high and low sales prices for shares of Kushi Stock since becoming publicly held on August 11, 1995:

Fiscal Year                                          High         Low
- ----------                                           ----         ---

1995

   Third Quarter                                   $ 6.25      $ 4.00
   Fourth Quarter                                    5.00        3.00

1996

   First Quarter                                   $ 4.88      $ 2.75
   Second Quarter                                    4.25        1.63


           American Phoenix. The principal market on which American Phoenix Stock is traded is the over-the-counter market. The following table sets forth, for the periods indicated, the range of high and low bid prices for shares of American Phoenix Stock:

Fiscal Year                                          High         Low
- ----------                                           ----         ---

1993/1994

   First Quarter                                   $ 2.19      $ 1.31
   Second Quarter                                    2.66        1.50
   Third Quarter                                     2.25        1.31
   Fourth Quarter                                    1.88        1.25

1994/1995

   First Quarter                                   $ 1.38      $  .38
   Second  Quarter                                  -----       -----
   Third Quarter                                    -----       -----
   Fourth Quarter                                   -----       -----

1995/1996

   First Quarter                                   $ ----      $ ----
   Second Quarter                                     .69         .19
   Third Quarter                                     1.33         .38


                   On July 29, 1996, the last full trading day prior to the announcement of the Merger on the terms on which it is presently contemplated to be consummated, the closing sales price per share quoted on NASDAQ for Kushi Stock was $2.75 and the closing sales price per share of American Phoenix Stock was $.89.

             Kushi stockholders and American Phoenix stockholders are urged to obtain current quotations for the market prices of Kushi Stock/and American Phoenix Stock.

Record Holders

             As of August 12, 1996, there were 78 recordholders of Kushi stock representing an estimated 1,000 beneficial owners. As of May 1, 1996, there were approximately 122 recordholders of American Phoenix Stock.

Dividends

             No cash dividends have been paid on either Kushi Stock or American Phoenix Stock since the organization of each respective company. Pending consummation of the Merger, Kushi and American Phoenix are restricted from the payment of cash dividends. It is anticipated that following the Merger and for the foreseeable future, the Surviving Corporation will retain all of its earnings, if any, for use in its business and will not pay any cash dividends in the foreseeable future. The declaration of any future dividends by the Surviving Corporation is within the discretion of its Board of Directors and will be dependent on the earnings, financial condition and capital requirements of Surviving Corporation, as well as any other factors deemed relevant by its Board of Directors.

Security Ownership of Certain Beneficial Owners and Management

Kushi. The following table sets forth certain information concerning ownership of the Kushi Stock as of July 31, 1996, by (a) each stockholder known by Kushi to own beneficially more than five percent of Kushi Stock, (b) each director of Kushi and (c) all directors and executive officers of Kushi as a group. Except as otherwise noted, each person listed below has sole voting and dispositive power with respect to the shares listed next to such person's name.

Name and Address         Shares Beneficially Owned          Percentage of Class
- ---------------          ------------------------           -------------------

Michio Kushi(1)
62 Buckminster Road
Brookline, Mass.  02146              616,812                       22.36%

Fred Sternau
36 Schoolhouse Road
Cross River, NY  10518
                                     217,148                        7.90%

Mark Schindler(2)
200 East 69th Street,
Apt. 4M
New York, NY  10021                  180,957                        6.58%

Dr. Eugene Stricker(3)
42 Barret Road
Lawrence, NY  11559                  180,957                        6.58%

Daniel A. France(4)
3 Indian Hill Rd.
Westport, CT.  06880                  58,371(4)                     2.12%

Morris Kirsner(5)
47 Craftsland Road
Brookline, MA  02146                  49,196                        1.79%

All executive officers
and directors as a group
(7 persons)                        1,359,312                       49.43%

- ------------------

     (1) Includes an aggregate of 379,913 shares owned by Aveline Kushi, Mr. Kushi's wife and by his adult children (93,393 held by Aveline Kushi and 71,630 shares held by each of Aveline Kushi, Arnold Norio, Lawrence Haruo, Phillip Yoshio and Tenshin Hisao). Mr. Kushi disclaims beneficial ownership as to all such shares.

     (2) Includes 46,696 shares owned by the Mark Schindler Irrevocable Trust and 46,696 shares owned by his fiance, Ms. Barbara Serota. Mr. Schindler disclaims beneficial ownership of such shares.

     (3) Includes 23,348 shares owned by the Eugene Stricker Irrevocable Trust. Dr. Stricker disclaims beneficial ownership of such shares.

     (4) Mr. France serves as a director of Kushi. Includes 3,000 shares underlying currently exercisable stock options.

     (5) Mr. Kirsner serves as a director of Kushi. Includes 2,500 shares underlying currently exercisable stock options. All shares are held by Mr. Kirsner as Trustee of the Morris Kirsner Trust.

             Pursuant to individual agreements with Kushi, all of the shares listed above are restricted from transfer until August 11, 1997, except for transfers by operation of law or the laws of descent and inheritance in which cases the restriction shall survive such transfer.

             AMERICAN PHOENIX. The following tables sets forth certain information concerning ownership of American Phoenix Stock as of May 31, 1996, by (a) each stockholder known by American Phoenix to own beneficially more than five percent of American Phoenix Stock, (b) each director of American Phoenix and (c) all directors and executive officers of American Phoenix as a group. Except as otherwise noted, each person listed below has sole voting and dispositive power with respect to the shares listed next to such person's name.

Name and Address              Shares Beneficially Owned     Percentage of Class
- ---------------               -------------------------     -------------------

Rubywell Pty. Ltd.(1)                     11,000,000(1)                  33.41%
Level 20, 307 Queen Street,
Brisbane QLD 4000

Wallace N. Seward                            100,000(2)                    .30%
1025 Jefferson Place N.W.
Suite 107
Washington, DC  20007

John Holt Smith                              125,000(2)                    .38%
1901 Avenue of the Stars
Los Angeles, CA  90067

All executive (4 persons)
officers and directors
as a group                                13,325,000(3)                  38.05%

- ---------------------------

     (1) Voting and dispositive power of shares owned of record by Rubywell Pty., Ltd. ("Rubywell") is shared by Peter Benjamin and Charles E. Miller, who, together with Rubywell, constitutes a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934. Peter Benjamin is a Director of American Phoenix.

     (2)   A director of American Phoenix.

     (3) Includes 2.1 million shares to be issued to Patrick N. Di Carlo prior to consummation of the Merger. Upon issuance, Mr. Di Carlo's shares of American Phoenix Stock will represent 6% of all such shares outstanding.

          DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION

Directors and Executive Officers

              Set forth below is certain information regarding each person nominated or chosen to become a director or executive officer of the Surviving Corporation as of the Effective Time.

Name                         Age            Position to be held
- ----                         ---            -------------------

Patrick N. Di Carlo           59            Director, Chief Executive Officer

John Davis                    41            Director

Jay W. Hubbard                72            Director

Daniel A. France              48            Director, Chief Financial Officer


             Patrick N. Di Carlo. Mr. Di Carlo has been the Chief Executive Officer and President of American Phoenix Group, Inc. since June 1996. Over the last several years, Mr. Di Carlo served as a consultant to American Phoenix from time to time. Before joining American Phoenix, Mr. Di Carlo spent the last ten years as an international financial advisor in the U.K. and France. Prior to his international financial advisor role, Mr. Di Carlo spent over 25 years in roles such as a merchant banker (Zurich, Switzerland) and founder and chairman of such companies as Cavendish Guaranty Bank (UK), Cavendish Insurance Co., Gilbraltar (UK), Cambridge Group International (UK) and GCI International (domestic). Upon the Merger, Mr. Di Carlo will hold the position of Chief Executive Officer of the Surviving Corporation.

             John Davis. Mr. Davis has practiced as an attorney in Australia for the past 18 years and has specialized in commercial and tax jurisdictions. He has since 1988, also been a Director and Chief Executive Officer of Kamisha Corporation Limited, a licensed securities dealer in Australia. John is on the Board of various other companies which are active in managed futures, property syndication, agribusiness, finance and technology industries.

              Jay W. Hubbard. Mr. Hubbard is a native of California, who served in the United States Marine Corps. from 1940 to 1972 as an Infantry Officer
(WWII) and as a Fighter Attach Pilot (Korean and Vietnam Wars). Mr. Hubbard retired as Brigadier General in December 1972. Mr. Hubbard is a graduate of the National War college and holds an M.S. in International Affairs from The George Washington University. He has post-military experience in residential development and served as a Consultant-Interim Chief Executive Officer/Chief Operating Officer steering public companies through Chapter 11 reorganizations. Mr. Hubbard married in 1943 and has four (4) children. He has been a resident of Laguna Niguel since 1979.

              Daniel A. France. Mr. France was a co-founder of Kushi and served as its Vice President/Finance and Chief Financial Officer from 1994 to the present. Mr. France is a CPA, beginning his career in public accounting with Peat, Marwick, Mitchell & Co., in June 1973. From 1976 until 1989, Mr. France held senior accounting and financial positions with CBS (June 1976 to April
1981), the RCA Corporation (May 1981 to January 1986) and Citibank, N.A. (January 1986 to March 1987). From April 1988 until May 1992, he served as Vice President/ Finance of Sonin, Inc., a privately-held manufacturer of electronic tools. Mr. France was the Chief Financial Officer of Natural Child Care, Inc. from May 1992 until September 1993. Following its merger with Winners All International, Inc., he maintained its accounting records on a part-time basis until August 1994. He also maintained the accounting records of Light Savers USA, Inc. from February 1994 until December 1994 when he resigned to devote full time to Kushi.

Compensation

             In replacement of 1.1 million shares that were cancelled by American Phoenix and as compensation for services rendered to American Phoenix from 1994 to 1996, as a consultant, and from June 1996 to the present, as Chief Executive Officer, Mr. Di Carlo will be issued 2.1 million shares of American Phoenix Stock. Mr. Di Carlo will have demand registration rights with respect to shares issued to him. The 1 million shares of American Phoenix Stock issued to Mr. Di Carlo in 1994 as compensation were surrendered by him in 1996 for cancellation.

              It is anticipated that effective upon the Merger, Mr. France will enter into an employment agreement with the Surviving Corporation pursuant to which he will be entitled to cash compensation commensurate with his duties and previous experience. The amount of such compensation and the terms of Mr. France's employment relationship have not been determined. Mr. France's current employment contract with Kushi pursuant to which he is entitled during the five-year term thereof to receive an annual salary, will terminate upon the Merger. Mr. France has accepted Kushi's offer to pay to him cash in the amount of $89,000 and to issue to him 100,000 pre-Merger Warrants in settlement of Kushi's contractual obligations to him for the balance of the term of his employment agreement.

              Except for the foregoing described compensation, no plan or non-plan compensation has been awarded to, earned by or paid to any person nominated or chosen to become an officer or director of the Surviving Corporation by either American Phoenix or Kushi.

                                     EXPERTS

              The financial statements of Kushi included in this Joint Information Statement/Prospectus, except as they relate to the unaudited six-month periods ended June 30, 1996 and June 30, 1995 have been audited by Israeloff, Trattner & Co., P.C., independent accountants whose reports appear herein. The consolidated financial statements of American Phoenix included in this Joint Information/Prospectus, except as they relate to the unaudited nine-month periods ended May 31, 1996 and May 31, 1995, have been audited by Hollander, Gilbert & Co. independent accountants, whose reports appear herein. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

                                  LEGAL OPINION

              Heller, Horowitz & Feit, P.C., counsel to Kushi has rendered an opinion as to the legality of the shares of Kushi Stock to be issued upon the Merger offered hereby.

Experts

By Order of the                            By Order of the
Board of Directors of                      Board of Directors of
American Phoenix Group, Inc.               Kushi Macrobiotics, Inc.


PATRICK N. DI CARLO,                       MICHIO KUSHI,
Chairman                                   Chairman

                          INDEX TO FINANCIAL STATEMENTS


AMERICAN PHOENIX GROUP, INC. AND SUBSIDIARIES

    Report of Independent Auditors

    Consolidated Balance Sheets
       at August 31, 1994 and 1995
       and May 31, 1996 (Unaudited)

    Consolidated Statements of Operations
       for the years ended August 31, 1995 and 1995 and nine months ended May 31, 1995 and 1996 (Unaudited)

    Consolidated Statement of Shareholders' Equity (Deficiency) for the years ended August 31, 1994 and 1995 and nine months ended May 31, 1996 (Unaudited)

    Consolidated Statements of Cash Flows
       for the years ended August 31, 1994 and 1995 and nine months ended May 31, 1995 and 1996 (Unaudited)

    Notes to Consolidated Financial Statements

KUSHI MACROBIOTICS CORP.

    Report of Independent Auditors
    Balance Sheets at December 31, 1995
       and June 30, 1996 (Unaudited)

    Statements of Operations for the year ended December 31, 1995 and from inception (May 9, 1994) to December 31, 1994 and 1995 and for the six months ended June 30, 1996 and 1995 (Unaudited)

    Statement of Shareholders' Equity (May 9, 1994)
       to December 31, 1995
       and June 30, 1996 (Unaudited)

    Statements of Cash Flows for the year ended December 31, 1995 and from inception (May 9, 1994) to December 31, 1994 and 1995 and for the six months ended June 30, 1996 and 1995 (Unaudited)

    Notes to Financial Statements

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  Indemnification of Directors

          Section 145 of the Delaware General Corporation Law, as amended, authorizes the Registrant to indemnify any director of officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of the Registrant if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. The Registrant's Certificate of Incorporation contains provisions relating to the indemnification of directors and officers, to the full extent permitted by Delaware law.

          The Registrant also maintains insurance for the benefit of any director or officer which may cover claims for which the Registrant could not indemnify such persons.

ITEM 21. Exhibits and Financial Statement Schedules

          Registrant hereby incorporates by reference the following documents filed as part of its Registration Statement on Form SB-2 (File No. 33-92154-NY), declared effective August 31, 1995 (the "Registration Statement"):

     3.1  Restated Certificate of Incorporation
     3.2  By-Laws
     4.1  Specimen Common Stock Certificate
     4.2  Specimen Preferred Stock Certificate
     4.3  Specimen 10% Promissory Note
     4.6  Form of Representative's Stock Warrant
     4.7  Form of Representative's Warrant
     4.8 Form of Subscription Agreement between Registrant and Investors pursuant to October 31, 1994 Private Placement Memorandum
    10.1  Lease Agreement between the Registrant and American Office
          Centers, Inc., dated December 12, 1994
    10.2 Assignment and License Agreement between the Registrant and Michio, Aveline and Philip Kushi, dated October 10, 1994, as amended
    10.3 Agreement between the Registrant and Michio, Aveline and Philip Kushi, dated October 10, 1994
    10.4 Employment Agreement between the Registrant and Michio Kushi, dated October 10, 1994, as amended
    10.5 Employment Agreement between the Registrant and Robert M. Morrow, dated October 20, 1994, as amended
    10.6 Employment Agreement between the Registrant and Daniel A. France, dated October 20, 1994, as amended
    10.7 Employment Agreement between the Registrant and Rodney C. Lewis dated October 20, 1994, as amended
    10.8 Consulting Agreement between the Registrant and Mark Schindler dated October 20, 1994, as amended
    10.9 Consulting Agreement between the Registrant and Eugene Stricker dated October 20, 1994, as amended
   10.10 Consulting Agreement between the Registrant and Fred Sternau dated October 20, 1994, as amended
   10.11  1994 Kushi Macrobiotics Corp. Stock Option Plan
   10.12  1994 Kushi Macrobiotics Corp. Stock Bonus Plan

          Registrant hereby incorporates by reference the following documents that were filed with Amendment No. 1 to the Registration Statement:

   1.4.1  Form of Underwriter's Consulting Agreement, as amended
   1.5    Warrant Exercise Fee Agreement
   4.4    Specimen Warrant Certificate
   4.5    Form of Warrant Agreement
   4.6.1  Form of Representative's Stock Warrant, as amended
   4.7.1  Form of Representative's Warrant, as amended
   10.13  Form of Employee/Consultant Waiver Agreement
   10.14  Security Agreement between the Company and Mr. Kushi
   10.15  Form of Lock-up Letter
   10.16 Agreement between Registrant and ABIC International Consultants, Inc. dated June 13, 1995
   10.17 Agreement between Registrant and Regu-Tech(r) Associates, Inc. dated January 12, 1995

          Registrant hereby incorporates by reference to following documents that were filed with Amendment No. 2 to the Registration Statement:

   10.18 License Agreement between the Company and Baldwin Hill Bakery, dated March 1, 1995
   10.19 License Agreement between the Registrant and U.S. Mills, Inc. dated June 9, 1995

          The following exhibit is incorporated by reference from the Registrant's Form 10-QSB for the quarter ended September 30, 1995:

   10.1   Millennium Securities Corp. Agreement

          Registrant hereby incorporates by reference the following documents that were filed with Registrant's Form 10-QSB for the year ended December 31, 1995:

   10.20 Employment Agreement between the Registrant and Mark S. Mendelson effective as of August 1, 1995
   10.21 Agreement between Robert M. Morrow and the Registrant dated as of December 22, 1995
   10.22 Agreement between ACG International Inc. and the Registrant dated December 4, 1995
   10.23 Lease between the Registrant and Three Stamford Landing Associates, LLC dated August 23, 1995
   10.24 Lease between the Registrant and Allan V. Rose d/b/a AVR Realty Company dated August 21, 1995

          Registrant hereby incorporates by reference the following document that was filed with Registrant's Form 10-QSB for the quarter ended June 30, 1996:

     2.1 Agreement and Plan of Merger by and among Kushi Macrobiotics Corp. and American Phoenix Group, Inc. and Kushi Cuisine Corporation dated June 1, 1996. (Terminated).

          The following exhibits are filed herewith:

     2.2 Amended and Restated Plan of Merger by and among Kushi Macrobiotics Corp., American Phoenix Group, Inc. and Kushi Natural Foods Corp. dated August 12, 1996. Annexed as Exhibit A to the Joint Information Statement/Prospectus included in this Registration Statement; Schedules and Exhibits thereto are listed therein and will be provided supplementally to the Commission upon request.

    24.1  Consent of Heller, Horowitz & Feit, P.C.*

- - - - - - - - - -
*    To be filed by amendment.

ITEM 22.  Undertakings.

          The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request and to send the incorporated documents filed subsequent to eh effective date of the registration statement through the date of responding to the request.

          The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the act and is, therefore, unenforceable.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on behalf of the undersigned, thereunto duly authorized, tin the City of Stamford, State of Connecticut, on August 16, 1996.

                                       KUSHI MACROBIOTICS CORP.

                                           s/Daniel A. France
                                       By: ______________________________
                                           Name: Daniel A. France
                                           Title: Chief Operating and
                                                  Financial Officer

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                     Title                       Date
- ---------                     -----                       ----


s/Michio Kushi
- -----------------------       Chairman and                August 16, 1996
Michio Kushi                  Chief Executive Officer


s/Daniel A. France
- -----------------------       Director, Chief             August 16, 1996
Daniel A. France              Operating and Financial
                              Officer


s/Mark Schindler
- -----------------------       Director                    August 16, 1996
Mark Schindler


s/Dr. Eugene Stricker
- -----------------------       Director                    August 16, 1996
Dr. Eugene Stricker


s/Fred Sternau
- -----------------------       Director                    August 16, 1996
Fred Sternau


s/Morris Kirsner
- -----------------------       Director                    August 16, 1996
Morris Kirsner

                          INDEPENDENT AUDITORS' REPORT




To the Shareholders of
Kushi Macrobiotics Corp.


We have audited the accompanying balance sheet of Kushi Macrobiotics Corp. (a development stage enterprise) as of December 31, 1995, and the related statements of operations, shareholders' equity and cash flows for the year then ended and for the periods from May 9, 1994 (inception) to December 31, 1994 and to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kushi Macrobiotics Corp. (a development stage enterprise) as of December 31, 1995, and the results of its operations and its cash flows for the year then ended and for the periods from May 9, 1994 (inception) to December 31, 1994 and to December 31, 1995, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, conditions exist that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






Valley Stream, New York
February 2, 1996, except for
   Note 11, as to which the date
   is August 2, 1996

                             KUSHI MACROBIOTICS CORP.
                         (A DEVELOPMENT STAGE ENTERPRISE)

                                  BALANCE SHEET



                                     ASSETS

                                                     December 31,     June 30,
                                                         1995           1996
                                                     ------------   ------------
                                                                     (Unaudited)

CURRENT ASSETS
  Cash (Note 1)                                      $ 2,069,501    $ 1,093,367
  Accounts receivable                                         --         47,086
  Inventories (Notes 1 and 2)                            530,764        239,143
  Vendor advances                                        175,884             --
  Prepaid expenses and other current assets               57,328         13,973
  Deferred expenses (Note 4)                             214,669         39,721
                                                     ------------   ------------

            Total Current Assets                       3,048,146      1,433,290
                                                     ------------   ------------

PROPERTY AND EQUIPMENT, at cost, less accumulated
    depreciation (Notes 1 and 3)                         168,631         60,197
                                                     ------------   ------------

OTHER ASSETS
    Security deposit                                      52,682         50,040
                                                     ------------   ------------

            TOTAL ASSETS                             $ 3,269,459    $ 1,543,527
                                                     ============   ============

See accompanying notes to financial statements.

                            KUSHI MACROBIOTICS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEET



                      LIABILITIES AND SHAREHOLDERS' EQUITY



                                                     December 31,     June 30,
                                                         1995           1996
                                                     ------------   ------------
                                                                     (Unaudited)

CURRENT LIABILITIES
    Accrued expenses and other current liabilities   $   169,111   $   167,365
                                                     ------------   ------------

OTHER LIABILITIES
    Deferred income (Note 8                               37,500         32,500
                                                     ------------   ------------

COMMITMENTS AND CONTINGENCIES (Note 8)

SHAREHOLDERS' EQUITY (Notes 4, 5 and 6)
    Preferred stock, $.01 par value, 5,000,000 shares
        authorized;
        Convertible preferred stock, 400,000 shares
            authorized; issued and outstanding, 184,451
            at December 31, 1995 and 177,909 at June
            30, 1996                                       1,845          1,179
    Common stock, $.001 par value, 15,000,000 shares
        authorized; issued and outstanding 2,683,455
        at December 31, 1995 and 2,749,997 at June
        30, 1996                                           2,684          2,750
    Additional paid-in capital                         5,796,394      6,096,994
    Deficit accumulated during the development stage  (2,738,075)   (4,757,261)
                                                     ------------   ------------

            Total Shareholders' Equity                 3,062,848      1,343,662
                                                     ------------   ------------

            TOTAL LIABILITIES AND SHAREHOLDERS'
                  EQUITY                             $ 3,269,459    $ 1,543,527
                                                     ============   ============

See accompanying notes to financial statements.

                             KUSHI MACROBIOTICS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS

                                                                                                        Six Months Ended
                                                      Year Ended    From May 9, 1994 (Inception)  ---------------------------
                                                     December 31,         to December 31,           June 30,       June 30,
                                                     ------------   ---------------------------   ------------   ------------
                                                         1995           1994           1995           1996           1995
                                                     ------------   ------------   ------------   ------------   ------------
                                                                                                  (Unaudited)     (Unaudited)


Sales                                                $    17,928    $        --    $    17,928    $   298,469    $        --

Cost of Sales                                             11,518             --         11,518        222,169             --
                                                     ------------   ------------   ------------   ------------   ------------

    Gross profit                                           6,410             --          6,410         76,300             --
                                                     ------------   ------------   ------------   ------------   ------------

Costs and Expenses
  Research and development                               282,684             --        282,684             --             --
  Inventory write-down (Note 2)                          290,210             --        290,210        178,883             --
  General and administrative expenses                  1,598,384         45,244      1,643,628      1,885,957        640,572
                                                     ------------   ------------   ------------   ------------   ------------

                                                       2,171,278         45,244      2,216,522      2,064,840        640,572
                                                     ------------   ------------   ------------   ------------   ------------

    Loss from operations                              (2,164,868)       (45,244)    (2,210,112)    (1,988,540)      (640,572)
                                                     ------------   ------------   ------------   ------------   ------------

Other Income (Expense)
    Loss on sale of equipment                                 --             --             --        (66,297)            --
    Amortization of debt discount                       (506,001)       (20,667)      (526,668)            --       (321,666)
    Interest expense                                     (50,877)        (2,583)       (53,460)            --        (45,013)
    Interest income                                       68,028             --         68,028         35,651         15,384
                                                     ------------   ------------   ------------   ------------   ------------

                                                        (488,850)       (23,250)      (512,100)       (30,646)      (351,295)
                                                     ------------   ------------   ------------   ------------   ------------

    Net loss                                          (2,653,718)       (68,494)    (2,722,212)    (2,019,186)      (991,867)

Preferred dividends                                      (15,863)            --        (15,863)            --             --
                                                     ------------   ------------   ------------   ------------   ------------

    Net loss applicable to common shareholder        $(2,669,581)   $   (68,494)   $(2,738,075)   $(2,019,186)   $  (991,867)
                                                     ============   ============   ============   ============   ============

Net loss per common share                            $      (.97)   $      (.03)   $     (1.00)   $      (.74)   $      (.36)
                                                     ============   ============   ============   ============   ============

Shares outstanding (Note 1)                            2,738,592      2,738,592      2,738,592      2,716,727      2,738,592
                                                     ============   ============   ============   ============   ============


                        See accompanying notes to financial statements.

                             KUSHI MACROBIOTICS CORP.
                         (A DEVELOPMENT STAGE ENTERPRISE)

                        STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                    Deficit
                                                                                                  Accumulated
                             Preferred Shares               Common Shares           Additional    During the
                       ---------------------------   ---------------------------     Paid-In      Development
                          Number         Amount         Number         Amount        Capital         Stage          Total
                       ------------   ------------   ------------   ------------   ------------   ------------   ------------

Balance -
 May 9, 1994 (inception)        --    $        --             --   $         --   $         --   $         --    $        --
Issuance of common stock        --             --      1,762,793          1,763          2,012             --          3,775
Proceeds of private
 placement, net of
 offering costs:
  Allocated to
   common shares           144,759          1,448             --             --        197,540             --        198,988
  Allocated to
   preferred shares             --             --        144,759            145        503,137             --        503,282
Net loss -
 inception to
 December 31, 1994              --             --             --             --             --        (68,494)       (68,494)
                       ------------   ------------   ------------   ------------   ------------   ------------   ------------

Balance -
 December 31, 1994         144,759          1,448      1,907,552          1,908        702,689        (68,494)       637,551

Proceeds of
 private placement,
 net of offering cost:
  Allocated to
   common shares            39,692            397             --             --         55,526             --         55,923
  Allocated to
   preferred shares             --             --         39,692             39        139,320             --        139,359

Cost of common
 stock retired                  --             --        (58,371)           (58)           (67)            --           (125)
Cost of founders'
 common stock
 retired                        --             --       (200,351)          (200)          (229)            --           (429)

Proceeds of initial
 public offering
 net of costs:                  --             --      1,100,000          1,100      4,642,371             --      4,643,471

Cost of common
 stock retired                  --             --       (105,067)          (105)            --             --           (105)
Warrants issued
 as payment for
 services rendered              --             --             --             --        256,250             --        256,250
Other                           --             --             --             --            534             --            534
Net loss for the
 year ended
 December 31, 1995              --             --             --             --             --     (2,669,581)    (2,669,581)
                       ------------   ------------   ------------   ------------   ------------   ------------   ------------

Balance -
 December 31, 1995         184,451    $     1,845      2,683,455    $     2,684    $ 5,796,394    $(2,738,075)   $ 3,062,848

Conversion of
 preferred shares
 to common shares
 (unaudited)               (66,542)          (666)        66,542             66            600             --             --
Warrants issued to
 charity (unaudited)            --             --             --             --        225,000             --        225,000
Warrants issued as
 payment for services
 rendered (unaudited)           --             --             --             --         75,000             --         75,000
Net loss for the
 six months ended
 June 30, 1996
 (unaudited)                    --             --             --             --             --     (2,019,186)    (2,019,186)
                       ------------   ------------   ------------   ------------   ------------   ------------   ------------

Balance -
 June 30, 1996
 (unaudited)               117,909    $     1,179      2,749,997    $     2,750    $ 6,096,994    $(4,757,261)   $ 1,343,662
                       ============   ============   ============   ============   ============   ============   ============


                                  See accompany notes to financial statements.

                            KUSHI MACROBIOTICS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS

                                                                                                        Six Months Ended
                                                      Year Ended    From May 9, 1994 (Inception)  ---------------------------
                                                     December 31,         to December 31,           June 30,       June 30,
                                                     ------------   ---------------------------   ------------   ------------
                                                         1995           1994           1995           1996           1995
                                                     ------------   ------------   ------------   ------------   ------------
                                                                                                  (Unaudited)     (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                           $(2,653,718)   $   (68,494)   $(2,722,212)   $(2,019,186)   $  (991,867)
                                                     ------------   ------------   ------------   ------------   ------------

  Adjustments to reconcile net loss to net cash
   used by operating activities:
     Loss on sale of equipment                                --             --             --         66,297             --
     Depreciation and amortization                        58,401            450         58,851        194,863          6,478
     Amortization of discount on notes payable           506,001         20,667        526,668             --        321,667
     Contributions and consulting fees                        --             --             --        300,000             --
     Changes in assets and liabiilties:
       Accounts receivable                                    --             --             --        (47,086)            --
       Vendor advances                                  (175,884)            --       (175,884)       175,884             --
       Prepaid expenses and other current assets         (41,855)       (15,473)       (57,328)        43,355         (4,024)
       Inventories                                      (530,764)            --       (530,764)       291,621       (139,775)
       Accrued expenses and other current
        liabilities                                      118,955         40,156        159,111        (11,746)       113,669
                                                     ------------   ------------   ------------   ------------   ------------

         Total adjustments                               (65,146)        45,800        (19,346)     1,013,188        298,015
                                                     ------------   ------------   ------------   ------------   ------------

         Net cash used by operating activities        (2,718,864)       (22,694)    (2,741,558)    (1,005,998)      (693,852)
                                                     ------------   ------------   ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Security deposits                                      (50,657)        (2,025)       (52,682)         2,642             --
  Rent concession received                                50,000             --         50,000             --             --
  Payments for property and equipment                   (180,309)        (1,280)      (181,589)            --        (15,990)
  Proceeds from sale of property and equipment                --             --             --         27,222             --
  Restricted cash and equivalents                        413,333       (413,333)            --             --        350,000
                                                     ------------   ------------   ------------   ------------   ------------

         Net cash provided (used) by
          investing activities                           232,367       (416,638)      (184,271)        29,864        334,010
                                                     ------------   ------------   ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from initial issuance of common stock       4,663,473          3,775      4,667,248             --             --
  Proceeds from private placement                        251,950        933,100      1,185,050             --        255,850
  Preferred dividends paid                               (15,863)            --        (15,863)            --             --
  Payment of notes payable                              (790,000)            --       (790,000)            --             --
  Costs associated with private placement                     --        (30,980)       (30,980)            --         (5,000)
  Payment of deferred registration costs                      --        (20,000)       (20,000)            --       (114,486)
  Cost of stock retired                                     (125)            --           (125)            --           (554)
                                                     ------------   ------------   ------------   ------------   ------------

         Net cash provided by financing activities     4,109,435        885,895      4,995,330             --        135,810
                                                     ------------   ------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS   1,622,938        446,563      2,069,501       (976,134)      (224,032)

CASH AND CASH EQUIVALENTS - beginning                    446,563             --             --      2,069,501        446,563
                                                     ------------   ------------   ------------   ------------   ------------

CASH AND CASH EQUIVALENTS - end                      $ 2,069,501    $   446,563    $ 2,069,501    $ 1,093,367    $   222,531
                                                     ============   ============   ============   ============   ============


            See accompanying notes to financial statements.

                            KUSHI MACROBIOTICS CORP.
                       (A DEVELOPMENT STAGE ENTERPRISE)

                        NOTES TO FINANCIAL STATEMENTS

                 INFORMATION RELATING TO THE SIX MONTHS ENDED
                          JUNE 30, 1996 IS UNAUDITED


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS

    The Company, a development stage enterprise, was incorporated in May 1994 to develop, produce and/or market a full line of high quality macrobiotic natural foods. During August 1995, the Company received net cash proceeds of approximately $4,600,000 from an initial public offering of its shares. The proceeds were used to purchase inventory, fixed assets and to develop and market the Company's products. The Company created a menu planner concept to enable consumers to conveniently select virtually all of their macrobiotic and natural food meals from their product line, "Kushi Cuisine=99". The Company has attempted to utilize the reputation of its founder and chairman, Michio Kushi, to market its product line, which currently includes 26 products. The demand for the Company's product line has not developed, however, and production has been temporarily suspended. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Furthermore, the Company is subject to the usual risks and uncertainties associated with a start-up enterprise including, acceptance of product line, that will be subject to various government regulations in a highly competitive market. In an effort to improve business, the Company has retained outside consultants to help increase the market for the products already manufactured. The impact of such an effect is still undetermined. In addition, the consultants are exploring merger and acquisition possibilities.

    The financial statements have been prepared on a going concern basis which contemplates realization of assets and satisfaction of liabilities in the ordinary course of business. The Company's ability to continue in existence as a going concern, is dependent upon its ability to market its products or to merge with a financially healthier company. There can be no assurance, however, that the Company will be successful. The financial statements do not include any adjustments that might result from this uncertainty.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include those related to valuation of inventories and litigation. It is at least reasonably possible that the significant estimates used will change within the next year.

    INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out) or market.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Major expenditures for property and those which substantially increase the useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

    NET LOSS PER SHARE

    Net loss per common share is computed based on the number of common and common stock equivalent shares issued prior to the initial public offering pursuant to the Securities and Exchange Commission Staff Accounting Bulletin Topic 4D. In that regard, 2,738,592 common and equivalent shares (after application of the treasury stock method) have been treated as outstanding for all periods in calculating earnings per common and equivalent shares because such shares were issued at prices below the proposed public offering price.

    STATEMENT OF CASH FLOWS

    For purposes of reporting cash flows, cash and cash equivalents include amounts due from banks, money market funds, and Treasury Bills with a maturity of three months or less. Cash paid for interest was $53,460 during 1995. There were no interest payments prior to 1995. During 1995, the Company had a non-cash financing activity when it issued warrants valued at $256,250 for services rendered. For the period ended June 30, 1996, the Company issued warrants valued at $300,000 to a charitable organization and for services rendered. At December 31, 1995 and June 30, 1996, cash balances exceeded coverage provided by the Federal Deposit Insurance Corporation by approximately $1,970,000 and $1,035,000, respectively.

    ADVERTISING COSTS

    The Company expenses all advertising costs as incurred. Advertising expense was $151,890 in 1995 and $89,333 for the six months ended June 30, 1996. There were no advertising expenditures prior to 1995.

    INTERIM FINANCIAL STATEMENTS

    The unaudited interim financial statements for the six months ended June 30, 1996 and 1995 reflect all adjustments (consisting of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results for such interim period. Results of operations for the six months ended June 30, 1996 and 1995 are not necessarily indicative of the results to be expected for the year ended December 31.

2.    INVENTORIES

    Inventories consist of the following:

                                                     December 31,     June 30,
                                                         1995           1996
                                                     ------------   ------------
                                                                     (Unaudited)

        Finished goods                               $   640,560    $   382,846
        Ingredients                                      109,266          6,297
        Packaging, labels, etc.                           71,148             --
                                                     ------------   ------------
                                                         820,974        389,143
        Valuation allowance                              290,210        150,000
                                                     ------------   ------------

            Total inventories                        $   530,764    $   239,143
                                                     ============   ============

    As a result of excess inventories, management has provided a valuation allowance of $290,210 and $150,000 to reduce those inventories to their net realizable value at December 31, 1995 and June 30, 1996, respectively. Management believes that no additional loss will be incurred upon disposition of the excess quantities. It is at least reasonably possible that this estimate will change materially in the near-term, however, no estimate can be made of the range of additional loss that is at least reasonably possible.

3.    PROPERTY, EQUIPMENT AND DEPRECIATION

    Major classes of property and equipment consists of the following:

                                       estimated
                                         useful      December 31,     June 30,
                                      life - years       1995           1996
                                      ------------   ------------   ------------
                                                                     (Unaudited)

    Leasehold improvements                 5         $     7,002    $        --
    Warehouse equipment                    5              89,534             --
    Office equipment                       5              38,954         26,528
    Furniture and fixtures                 5              46,099         46,099
                                                     ------------   ------------
                                                         181,589         72,627
    Less:   Accumulated depreciation                      12,958         12,430
                                                     ------------   ------------

        Net property and equipment                   $   168,631    $    60,197
                                                     ============   ============


4.    SHAREHOLDERS EQUITY

    On April 21, 1995 the shareholders authorized a 1 for 2.1414884 reverse stock split of the common and preferred stock thereby decreasing the number of issued and outstanding shares of common stock to 1,688,522 and shares of preferred stock to 184,451 without having an effect on par value. All future references in the accompanying financial statements to the number of common and preferred shares have been restated to reflect the reverse stock split.

    During 1995, the Company purchased 58,371 shares of common stock, at a total cost of $125, from a Vice President who then resigned. The Company also retired another 200,351 shares of common stock from certain founders of the Company at a total cost of $429.

    In December 1995, the Company retired 105,067 shares of common stock at a cost of $105 from its President and Chief Executive Officer who then resigned.

    On August 23, 1995, the Board of Directors authorized a dividend of $.086 per share of non-cumulative preferred stock. Payments were made on August 25, 1995. In January 1996, the Company issued 265,000 warrants valued at $329,375, in exchange for services rendered in 1995 and, accordingly, was accrued.


5.    PRIVATE PLACEMENT

    In October 1994, the Company offered for sale 80 units of securities with each unit consisting of a $10,000 promissory note, 5,000 shares each (2,335 after reverse split) of preferred stock at $1.00 per share and common stock at $.01 per share. The notes, which bore interest at 10% per annum, were payable December 15, 1996 or out of the proceeds of an initial public offering ("IPO"), whichever is sooner. The Company set aside an amount equal to two-thirds of the Note proceeds in an interest bearing account ("restricted funds"). In the event the Company did not become a public company or secure additional private financing of at least $1.5 million within ten months from the notes issuance, these funds would have been distributed pro rata to the note holders in partial payment of the Notes.

    During December 1994 and January 1995, the Company sold 79 units at an offering price of $15,050 per unit, for an aggregate of $1,185,950 before offering costs. The Company allocated $925,615 to 184,451 shares each of preferred and common stock, which management believes approximated the fair market value of the stock at the time of issuance. The balance of $263,334 ($3,333 per $10,000 note) was allocated to the notes, which have a face value of $790,000. Management believes that the discount of two-thirds was adequate to reflect the fair value of the debt. The discount was amortized over a ten-month period, the expected term of the notes. For the period ended December 31, 1994 and for the nine months ended September 30, 1995, $20,667 and $505,999, respectively, was amortized as interest expense. The IPO (as defined below) was completed in August 1995, accordingly, the unamortized discount at June 30, 1995, of $184,333, was charged to interest expense during July and August 1995.

    In April 1995, the Company requested that each note holder release his portion of the money in the fund set aside for repayment of the notes to be used to accelerate operations. At June 30, 1995, individual note holders consented to the release of an aggregate of $463,333. An additional $43,334 of restricted funds were released to operations by investors in July 1995, for an aggregate of $506,667. The funds made available were used to further develop the Company's product line and to acquire food ingredients and packaging materials with long purchasing lead times.

    The notes payable and accrued interest thereon were subsequently paid in full on August 21, 1995, after the Company completed an initial public offering of common stock and warrants.


6.    INITIAL PUBLIC OFFERING

    The Company's Registration Statement for the IPO was declared effective by the Securities and Exchange Commission on August 11, 1995. The offering of 1,100,000 shares of common stock at $5.00 per share and 1,610,000 common stock purchase warrants, including the Underwriter's exercise of an over-allotment option for 210,000 warrants, at $.15 per warrant, generated gross proceeds of $5,741,500. Net proceeds from the offering, were $4,863,974, after deducting $574,150 for the Underwriter's 10% discount; $155,122 for the Underwriter's 3% non-accountable expense allowance and reimbursable expenses; $100,000 for the Underwriter's financial consulting fee; and $48,254 for legal fees paid by the Company at the closing of the IPO.

    The Company granted to the Underwriter, for a period of 45 days from August 11, 1995, the effective date of the IPO, an over-allotment option to purchase up to 165,000 additional shares of the Company's common stock and 210,000 warrants at the IPO price less an Underwriter's 10% discount and 3% non-accountable expense allowance. The Underwriter exercised the option to purchase the warrants but did not exercise the option to purchase additional shares of common stock. The Underwriter also received warrants to purchase 110,000 shares of common stock at an initial exercise price of $8.25 per share and 140,000 common stock at $10.3125 per share for a period of four years commencing one year from the date of the IPO.

    Professional fees and other costs of approximately $210,000 (e.g., blue sky qualification fees, printing costs, etc.) incurred in connection with the offering were charged to additional paid-in-capital upon completion of the offering.

7.    STOCK PLANS

    On August 29, 1994, the Company adopted an Incentive and Non-Qualified Stock Option Plan ("Option Plan") whereby options to purchase 250,000 shares of common stock may be granted until October 31, 2004. The plan and terms of the stock purchases are administered by a Compensation committee ("Committee"), established by the Board of Directors. Qualified options, under the plan, may be granted to management and key employees at a price equal to the fair market value at the date of grant (110% of fair market value if the employee owns more than 10% of the Company's voting stock). Options may be exercised at any time during the ten year period following the date the option becomes exercisable (five years if the employee owns greater than 10% of the Company's voting stock), which is established by the Committee when the option is granted.

    The Company has also established a Stock Bonus Plan ("Bonus Plan") whereby an aggregate of 100,000 shares of common stock have been reserved for issuance.

    There have been no options granted under the Bonus Plan. During August 1995, the Company granted options to purchase 30,000 shares at $5.125 to the Vice President of Sales. During August and November of 1995, the Company granted additional options to employees to purchase 24,500 shares at prices ranging from $4.00-$5.00 per share. As of December 31, 1995, none of the options are exercisable.


8.    COMMITMENTS AND CONTINGENCIES

    EMPLOYMENT AGREEMENTS

    During 1994, the Company entered into five-year employment agreements with its President and three Vice Presidents, providing for annual salaries of $100,000 and $70,000 each, respectively (increasing to $125,000 and $75,000 upon completion of the initial public offering). The agreements also provide for bonuses of 25% and 12-1/2% each, (increasing annually by 12-1/2% and 6-1/4%) based upon the Company achieving specified goals, as defined. The President resigned in December of 1995 and his employment agreement was replaced with a consulting agreement.

    During March 1995, one of the Vice Presidents resigned and his employment agreement was cancelled.

    The Company has also entered into a five-year employment agreement with its Chairman, providing for an annual salary of $52,000, and increasing to $90,000 per annum January 1, 1997 through October 1999. Upon mutual consent, the agreement can be renewed for successive five-year periods at 20% increases for each five-year period.

    The Company has retained the Chairman's son, Norio Kushi, on a temporary per diem basis as Acting Director of Operations. Compensation is based upon actual days worked based upon an annual salary of $60,000. Subsequently, he was hired as a consultant in August 1995.

    In August 1995, the Company entered into a five-year employment agreement with its Vice President of Sales that provides for compensation of $75,000 per annum and for annual bonuses beginning at 12=BD% in the first year and increasing by an average of 6=BC% per year thereafter, based upon the Company achieving specified goals, as defined. In addition, he was granted options to purchase up to 30,000 shares of common stock at the closing price of $5.125 at August 18, 1995, the date of employment, pursuant to the Company's 1994 Incentive and Non-Qualified Stock Option Plan. The options expire ten (10) years from the grant date (See Note 11).

    CONSULTING AGREEMENTS

    The Company has entered into five-year consulting agreements with three officers/ shareholders. The agreements require monthly payments aggregating $6,000, increasing to $9,000 per month January 1, 1997 through October 1999.

    On December 22, 1995, the President and Chief Executive Officer and a Director of the Company resigned for personal reasons. He has agreed to serve as a consultant to the Company from January 1, 1996 through August 31, 1997 at a rate of $7,000 per month. On December 22, 1995, the Company engaged a new President and Chief Executive Officer of the Company. On December 27, 1995, he was appointed to fill the vacancy on the Board of Directors, created by the former president's resignation, until at least March 31, 1996. The new President will receive $5,000 per week for his services.

    On April 26, 1996, the new President and Chief Executive Officer resigned and was replaced by the Company's Chairman.

    On December 3, 1995, the Company entered into a Consulting Agreement with ACG pursuant to which ACG will review the Company's operations with special emphasis on identifying ways that the Company can contain costs and increase sales. As compensation, ACG will receive $4,375 per week plus actual expenses. In addition, ACG received 100,000 warrants, valued at $73,125. The cost of this agreement is being amortized over the 4=BD month term of the agreement. The Company's newly hired President and Chief Executive Officer, is a Managing Partner of ACG.

    On October 31, 1995, the Company entered into an agreement with Millennium Securities, Corp. ("Millennium"), for Millennium to perform investment banking services for the Company, on a non-exclusive basis from the date of the agreement until August 11, 1997. The Company has the right to extend the terms of the agreement for two additional periods of two years each by written notice to Millennium. In consideration of the services to be rendered by Millennium, the Company granted warrants to purchase, at a price of $6.50 per share, a total of 100,000 shares of common stock of the Company. Such warrants, valued at $143,750, may be exercised at any time from the date of the agreement to and including August 11, 2000. The Company granted Millennium registration rights for the warrants.

    LICENSE AGREEMENT

    The Company has entered into a license agreement with its Chairman, Michio Kushi to license his name and trademark seal to the Company. Under the terms of the agreement, Mr. Kushi has the right to approve all Company products bearing his name or seal. The Company will be obligated to pay royalties commencing in the sixth year following the completion of the initial public offering, ranging from =BD% to 4% of income before taxes, as defined, not to exceed $150,000 in any year. Any royalty payments due pursuant to the formula in excess of such amount will be accrued and paid to Mr. Kushi in the event the royalty payments due in any year under the formula are below $150,000. The accrued amounts may also be payable to Mr. Kushi, along with a lump sum payment of $1,000,000, in the event the business of the Company is purchased by another entity. Mr. Kushi will also receive 10% of the Company's licensing or royalty income attributable to the trademark. Mr. Kushi retains the right under the agreement to open and maintain retail stores bearing his name to sell macrobiotic food products and related items. In addition, the agreement provides that the Company will pay up to $200 per day for non-Company personnel to assist Mr. Kushi in Company matters. To date, none of these payments have been made.

    LEASES

    In August 1995, the Company entered into a five-year lease for approximately 4,000 square feet of office space located in Stamford, CT. The lease provides for monthly payments of approximately $5,000 in the first year, escalating to $6,000 per month during the fifth year of the agreement. The Company moved into this facility in October 1995. The Company received a $50,000 lease concession, which is being amortized over the lease term.

    In August 1995, the Company entered into a five-year lease for 27,000 square feet of warehouse space located in Parsippany, N.J. The lease calls for monthly payments of approximately $10,000 during the term of the lease. The Company occupied such space beginning in September 1995 and moved out in April 1996.
In April 1996, the Company entered into an agreement with a subtenant to sublet the warehouse from the Company for substantially the same terms and for the same period as the Company's lease with the landlord. The subtenant will pay rent directly to the landlord during the term of the agreement. The Company remains liable for performance on the lease if the subtenant defaults on the agreement. Rent expense was $72,911 for 1995.

    The following is a schedule, by year, of future minimum amounts due under the terms of the agreements:

                                         Total        Employment       Rental
                                      ------------   ------------   ------------

        1996                          $   405,073    $   337,000    $   182,823
        1997                              386,803        315,000        186,553
        1998                              390,533        315,000        190,283
        1999                              354,263        275,000        194,013
        2000                              105,295         43,750        147,608
                                      ------------   ------------   ------------

                                      $ 1,641,967    $ 1,285,750    $   901,280
                                      ============   ============   ============


9.    NET OPERATING LOSS CARRYFORWARDS

    At December 31, 1995, the Company has book and tax net operating loss carryforwards of approximately $2,738,000 expiring 2010. The Company has fully reserved the tax benefit of the operating loss carry forward because the likelihood of realization of the benefit cannot be established. The Internal Revenue Code contains provisions which may limit the loss carry forwards available if significant changes in stockholder ownership of the Company occur.


10. SUBSEQUENT EVENTS

    Development Stage Enterprise

    The Company was a development stage enterprise through December 31, 1995. The six months ending June 30, 1996 is the first period which it is considered an operating company.

    Merger

    On May 30, 1996, the Board of Directors approved a merger agreement with American Phoenix Group, Inc. ("APHX") whereby the APHX shareholders will own 85% of the combined company.
    APHX, through its wholly owned subsidiary, Marine Turbine Australia Pty. Ltd. ("MTA"), has a principal product under development, which is a marine craft
("pursuit craft") designed for high speed ocean pursuit.      Prior to the
merger, the Company will form a new corporation, Kushi Natural Foods, Corp. ("Natural"), and transfer to "Natural" substantially all of the assets and liabilities of the existing Kushi Cuisine food business. Three shares of "Natural" will be distributed to the Company's shareholders for each share currently owned. In addition, the shareholders will receive one common stock purchase warrant to purchase an additional share of the Company's common stock. At the closing of the merger (and simultaneously therewith), the Company will change its name to American Phoenix Group, Inc.

    Although the Company is the surviving entity following the merger, as the shareholders of APHX obtained a majority of the voting rights in the Company APHX will be deemed to be the acquiring entity, for financial reporting purposes.

    Termination of Employment and Consulting Agreements

    In July 1996, the Board of Directors approved the termination of the existing consulting and employment contracts subject to, and upon closing of the Company's merger with "APHX". The Board approved total cash settlements of $380,500 and the issuance of an additional 700,000 warrants.

    Issuance of Warrants in Exchange for Services

    In 1996, the Company issued 65,000 common stock purchase warrants to its counsel for legal services previously provided; 160,000 common stock purchase warrants to an entity in exchange for such entity providing consulting services to the Company; and 200,000 common stock purchase warrants to an orphanage in honor of a member of the Company's Board of Directors. These issuances were each exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

    Lawsuit

    During March 1996, the Company terminated its Vice President of Sales for cause. He then instituted a suit against the Company claiming wrongful termination and is asking for $1,000,000 in damages plus interest and expenses plus an attachment of $1,000,000 of the Company's assets. Outside counsel for the Company has advised that at this stage in the proceedings, they cannot offer an opinion as to the probable outcome. The Company is vigorously defending its position but a $50,000 provision for loss has been charged to operations at June 30, 1996.

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
American Phoenix Group, Inc.

We have audited the consolidated balance sheets of American Phoenix Group, Inc. (formerly known as E.C.I. International, Inc.) and subsidiaries as of August 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with general accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Phoenix Group, Inc. and subsidiaries as of August 31, 1994 and 1995, and the results of their operations, shareholders' deficiency and cash flows for the years then ended, in conformity with generally accepted accounting principles.


Hollander, Gilbert & Co.

Los Angeles, California
May 6, 1996

                 AMERICAN PHOENIX GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                             August 31,               May 31,
                                     ---------------------------   ------------
                                         1994           1995           1996
                                     ------------   ------------   ------------
                                                                    (Unaudited)
                                      ASSETS

CURRENT ASSETS
  Cash (including cash held in
   attorney's trust account
   for the benefit of the
   Company of $908,388)              $       149    $     1,039    $ 1,111,697
  Accounts receivable                                                  273,917
  Inventory                                                          1,215,015
  Accrued interest receivable
   (Note 3)                                                            293,676
  Receivable from sale of
   subsidiary stock (Note 3)                                           760,000
  Receivable from related
   party (Note 6)                                                       85,356
  Prepaid expenses                                                       2,401
                                     ------------   ------------   ------------

        TOTAL CURRENT ASSETS                 149          1,039      3,742,062
                                     ------------   ------------   ------------

INVESTMENT IN BARLILE CORP. LTD.
 (Note 3)                                                              833,000
INVESTMENT IN NOTES RECEIVABLE
 PORTFOLIO (Note 3)                                                  9,700,000
PROPERTY AND EQUIPMENT, Net
 of accumulated depreciation
 of $47,685 at May 31, 1996              306,382                       968,616
OTHER ASSETS
  Organization costs                                                    10,847
  Deposits and advances to
   affiliated company (Note 6)                          282,468      3,091,001
  Other deposit (Note 4)                                150,000        150,000
                                     ------------   ------------   ------------

        TOTAL OTHER ASSETS                              432,468      3,251,848
                                     ------------   ------------   ------------

                                     $   306,531    $   433,507    $18,495,526
                                     ============   ============   ============


See accompanying Notes to Consolidated Financial Statements

                  AMERICAN PHOENIX GROUP, INC. AND SUBSIDIARIES

                                             August 31,               May 31,
                                     ---------------------------   ------------
                                         1994           1995           1996
                                     ------------   ------------   ------------
                                                                    (Unaudited)

                LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES
 Notes payable (Note 5)              $              $   696,762    $ 5,583,391
 Accounts payable and accrued
  expenses                                              846,790        979,901
 Income taxes payable                                                  731,614
 Reserve for rescission/guarantee                       526,000        526,000
 Loans payable to related parties
  (Note 6)                               364,720        346,228
 Net liabilities of discontinued
  operations                                            594,188
                                     ------------   ------------   ------------

TOTAL CURRENT LIABILITIES                364,720      3,009,968      7,820,906
MINORITY INTEREST (Note 3)                                             152,953

SHAREHOLDERS' EQUITY (DEFICIENCY)
(Note 9)
  Preferred stock, $.01 par value;
   authorized - 20,000,000 shares;
   issued and outstanding - 4,000,000
   shares at August 31, 1994 and 1995     40,000         40,000
  Common stock, $.01 par value;
   authorized - 50,000,000 shares;
   issued and outstanding - 9,267,783
   shares at August 31, 1995 and
   32,922,109 shares at May 31, 1996      92,678        329,220
Additional paid-in capital             8,642,342      8,825,830     19,930,655
Accumulated deficit                   (8,740,531)   (11,534,969)    (9,738,208)
                                     ------------   ------------   ------------

TOTAL SHAREHOLDERS' EQUITY
(DEFICIENCY)                             (58,189)    (2,576,461)    10,521,667
                                     ------------   ------------   ------------

                                     $   306,531    $   433,507    $18,495,526
                                     ============   ============   ============

See accompanying Notes to Consolidated Financial Statements

                  AMERICAN PHOENIX GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                         Years Ended August 31,      Nine Months Ended May 31,
                      ---------------------------   ---------------------------
                          1994           1995           1995           1996
                      ------------   ------------   ------------   ------------
                                                    (Unaudited)     (Unaudited)
REVENUES
 Service and
  parts sales         $              $              $              $   351,413
 License fees
  (Note 7)                                                           1,719,994
 Consulting fees                                                        39,936
 Gain on sale
  of equipment                             6,269          6,269
 Gain on sale of
   subsidiary stock
  (Note 3)                                                           1,067,801
 Interest on loan
  portfolio and
   other (Note 3)              61                                      297,047
                      ------------   ------------   ------------   ------------
TOTAL REVENUES                 61          6,269          6,269      3,476,191

COSTS AND EXPENSES
 Cost of goods sold                                                    151,895
 Research and
  development           8,581,154        121,984        124,514
 Selling, general
  and administrative        3,185            902            902      1,360,984
 Loss on reverse
   acquisition                         2,512,876
 Discharge of net
  liabilities of
  discontinued
  operations                                                          (594,188)
 Foreign exchange
  loss                     98,173        154,859
 Share of minority
  interest (Note 3)                                                     60,754
 Interest                                 10,086         10,086         26,985
                      ------------   ------------   ------------   ------------

TOTAL COSTS
 AND EXPENSES           8,682,512      2,800,707        135,502      1,006,430
                      ------------   ------------   ------------   ------------

INCOME (LOSS)
 BEFORE PROVISION
 FOR INCOME TAXES     (8,682,451)    (2,794,438)      (129,233)      2,469,761

PROVISION FOR
 INCOME TAXES                                                          673,000
                      ------------   ------------   ------------   ------------

NET INCOME (LOSS)     $(8,682,451)   $(2,794,438)   $ (129,233)    $ 1,796,761
                      ============   ============   ============   ============
WEIGHTED AVERAGE
 NUMBER OF
 COMMON SHARES
 OUTSTANDING            9,268,000      9,268,000     9,268,000      26,500,000
                      ------------   ------------   ------------   ------------

EARNINGS (LOSS)
 PER COMMON SHARE     $      (.94)   $      (.30)   $      (.01)   $       .07
                      ============   ============   ============   ============

See accompanying Notes to Consolidated Financial Statements

                  AMERICAN PHOENIX GROUP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
                      YEARS ENDED AUGUST 31, 1994 AND 1995
                       AND NINE MONTHS ENDED MAY 31, 1996

                                                                                        Additional
                                 Preferred Stock                 Common Stock             Paid-in     Accumulated
                           ---------------------------   --------------------------
                              Shares         Amount         Shares         Amount         Capital       Deficit         Total
                           ------------   ------------   ------------   ------------   ------------   ------------   ------------
BALANCE, August 31, 1993     4,000,000    $    40,000                   $              $   (39,850)   $   (58,080)   $   (57,930)
Research and development
 and other expenses
 incurred by former
 parent of MTA                                                                           8,682,192                     8,682,192
Net loss for the year                                                                                  (8,682,451)    (8,682,451)
                           ------------   ------------   ------------   ------------   ------------   ------------   ------------

BALANCE, August 31, 1994     4,000,000         40,000                                    8,642,342     (8,740,531)       (58,189)
Adjustment for reverse
 acquisition                                               9,267,783         92,678        (92,678)                           --
Research and development
 and other expenses
 incurred by former
 parent of MTA                                                                             276,166                       276,166
Net loss for the year                                                                                  (2,794,438)    (2,794,438)
                           ------------   ------------   ------------   ------------   ------------   ------------   ------------

BALANCE, August 31, 1995     4,000,000         40,000      9,267,783         92,678      8,825,830    (11,534,969)    (2,576,461)
Conversion of preferred
 shares into common shares  (4,000,000)       (40,000)    20,000,000        200,000       (160,000)                           --
Cancellation of shares
 issued to Rubywell                                       (9,000,000)       (90,000)        90,000                            --
Sale of shares in Reg S
 placements                                                7,420,903         74,209      2,736,117                     2,810,326
Issuance of shares
 for services                                              1,365,748         13,657        727,351                       741,008
Issuance of shares
 to acquire investment
 in Barlile                                                1,195,642         11,956        821,044                       833,000
Issuance of shares to
 acquire promissory notes                                  3,000,000         30,000      6,670,000                     6,700,000
Cancellation of shares
 issued to Maker, Inc.                                       (45,000)          (450)           450                            --
Cancellation of shares
 issued to E.C.I.
 Construction Services,
 Inc.                                                       (500,000)        (5,000)         5,000                            --
Issuance of shares for
 payment of note payable                                     217,033          2,170        214,863                       217,033
Net income for the
 nine months ended
 May 31, 1996                                                                                           1,796,761      1,796,761
                           ------------   ------------   ------------   ------------   ------------   ------------   ------------

BALANCE, May 31, 1996
  (Unaudited)                       --    $        --     32,922,109    $   329,220    $19,930,655    $(9,738,208)   $10,521,667
                           ============   ============   ============   ============   ============   ============   ============

See accompanying Notes to Consolidated Financial Statements

                  AMERICAN PHOENIX GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       Years Ended August 31,
                                                    ---------------------------
                                                        1994           1995
                                                    ------------   ------------

Cash flows from operating activities
 Net loss                                          $ (8,682,451)   $ (2,794,438)
 Adjustments to reconcile net loss to
  net cash used in operating activities:
 Research and development and other expenses
  incurred by Rubywell Pty. Ltd. and credited
  to addtional paid-in capital of Marine
  Turbine Australia, Pty. Ltd.                       8,682,192          276,166
 Loss on reverse acquisition, including
  cash received                                                       2,513,740
 Gain on sale of property and equipment                                  (6,369)
                                                    ------------   ------------

Net cash used in operating activities                     (259)         (10,801)
                                                    ------------   ------------

Cash flows from investing activities
 Proceeds from sale of property and equipment                           312,851
 Advances to Rubywell Pty. Ltd.                                        (282,468)
                                                    ------------   ------------

Net cash provided by investing activities                   --           30,183
                                                    ------------   ------------

Cash flows from financing activities
 Loans received from related parties                       259
 Repayments of loans from related parties                               (18,492)
                                                    ------------   ------------
Net cash provided by (used in) financing
 activities                                                259          (18,492)
                                                    ------------   ------------

NET INCREASE IN CASH                                        --              890
CASH, Beginning of period                                  149              149
                                                    ------------   ------------

CASH, End of period                                $       149     $      1,039
                                                    ============   ============

Supplemental disclosure:
 Non-cash investing and financing activities
 Acquisition of equipment by borrowing from
  related parties                                  $    36,500
                                                    ============

See accompanying Notes to Consolidated Financial Statements

                  AMERICAN PHOENIX GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Nine Months Ended May 31,
                                                    ---------------------------
                                                        1995           1996
                                                    ------------   ------------
                                                    (Unaudited)     (Unaudited)
Cash flows from operating activities
  Net income (loss)                                 $  (129,233)   $ 1,796,761
  Adjustments to reconcile net income
   (loss) to net cash provided by
   (used in) operating activities:
    Gain on sale of property and equipment               (6,269)
    Gain on sale of subsidiary stock                                (1,067,801)
    Reversal of net liabilities of
     discountinued operations                                         (594,188)
    Research and development and other
     expenses incurred by Rubywell Pty.
     Ltd. and credited to addtional
     paid-in capital of Marine
     Turbine Australia, Pty. Ltd.                       124,514
    Expenses satisfied by issuance of
     common stock                                                      646,874
    Changes in operating assets and
     liabilities:
     Accounts receivable                                               (87,551)
     Inventory                                                        (137,901)
     Accrued interest receivable                                      (293,676)
     Prepaid expenses                                                    7,323
     Accounts payable and accrued expenses                             189,911
     Income taxes payable                                              673,000
     Accrued interest on notes payable                                  26,985
                                                    ------------   ------------

      Net cash provided by (used in)
       operating activities                             (10,988)     1,159,737
                                                    ------------   ------------

Cash flows from investing activities
  Proceeds from sale of property and equipment          312,651
  Deposits and advances to affiliated company                       (2,808,026)
  Deposit received on sale of subsidiary stock                         400,000
  Advances to loans to related parties                 (282,468)        34,849
  Deposit paid to acquire Masling, net of cash
   received                                                           (140,000)
                                                    ------------   ------------

      Net cash provided by (used in)
       investing activities                             (30,183)    (2,513,177)
                                                    ------------   ------------

Cash flows from financing activities
  Proceeds from sale of common stock                                 2,810,326
  Repayments of loans from related parties              (19,195)      (346,228)
                                                    ------------   ------------

      Net cash provided by (used in)
        financing activities                            (19,195)     2,464,098
                                                    ------------   ------------

NET INCREASE IN CASH                                                 1,110,658
CASH, Beginning of period                                   175          1,039
                                                    ------------   ------------

CASH, End of period                                 $       175    $ 1,111,697
                                                    ============   ============


Supplemental disclosure:
During the nine months ended May 31, 1996, the Company issued 1,365,748 shares of its common stock for services, 1,195,642 shares to acquire interest in Barlile, 3,000,000 shares and a note payable for $3,000,000 to acquire a loan portfolio and 217,033 shares for payment of note payable.

See accompanying Notes to Consolidated Financial Statements

                  AMERICAN PHOENIX GROUP, INC. AND SUBSIDIARIES

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - American Phoenix Group, Inc. (the "Company"), through its majority owned subsidiary, Marine Turbine Australia Pty. Ltd. ("MTA"), principal product under development is a marine craft ("pursuit craft") designed for high speed ocean pursuit. MTA's pursuit craft is designed to be able to maintain continuous pursuit speeds in excess of 70 mph. These boats are expected to be approximately 55 feet in length. MTA developed proprietary technology utilizing aircraft lightweight gas turbine engines coupled to the Modular Power Unit ("MPU"). MPU uses a selective transmission system, the combining gear box, which is designed to accept power from two or more turbines on demand from the pursuit craft pilot. The MPU allows the pursuit craft to operate at cruise speed on one engine and engage the second engine on demand to rapidly attain pursuit speeds.

Basis of Presentation - Effective August 31, 1995, the Company issued 4,000,000 shares of its Series B Preferred Stock to Rubywell Pty. Ltd., an Australian proprietary limited company, ("Rubywell") in exchange for all outstanding common stock of MTA, an Australian proprietary limited company. Each share of Series B Preferred Stock is convertible into five shares of common stock. On March 4, 1996, Rubywell gave notice to the Company of its exercise of its right to convert 4,000,000 shares of Series B Preferred Stock into 20,000,000 shares of common stock. This transaction was accounted for as a reverse acquisition whereby American Phoenix Group, Inc. was the legal survivor, however, the accounting reflects MTA as the survivor since MTA was in effect the continuing business and, accordingly, the accompanying financial statements include the accounts and operations of MTA through August 31, 1995. This accounting treatment resulted in a loss on reverse acquisition representing the excess of liabilities of American Phoenix Group, Inc. over its assets in the amount of $2,512,876 and its resultant charge to income. Under the terms of the Australian Industry Research and Development Act 1986, Rubywell was granted certain tax preferences. Under such auspices, it entered into a development and research program and the testing of the marine turbine propulsion system. As such all of the research and development expenditures were borne by Rubywell and therefore, these expenditures were considered as having been incurred by MTA. The financial statements for the years ended August 31, 1994 and 1995 have been prepared combining the results of operations of Rubywell and MTA as if they were a single entity.

The Company was incorporated in Nevada in 1989, and amended its Articles of Incorporation to change its name from E.C.I. International, Inc. (formerly E.C.I. Environmental, Inc.) to its present name in December 1995. Until December 1993, the Company served as a holding company for four wholly-owned subsidiaries: Environmental Control Industries (a California corporation founded in 1982, and the Company's principal operating subsidiary), PacTherm, Inc., E.C.I. Construction Services, Inc. (formerly Environmental Industrial Safety, Inc.), and Western Environmental Insurance Company. On August 31, 1993, the Company adopted a formal plan of discontinuance of all operating segments. On August 31, 1994, Environmental Control Industries and PacTherm, Inc. filed Chapter 7 Bankruptcy with the United States Bankruptcy Court, Northern District of California, whereby they will be liquidated and dissolved upon the resolution of the court. The net liabilities to be disposed of have been separately classified in the accompanying consolidated balance sheets at their expected net realizable values at August 31, 1995. During the nine months ended May 31, 1996, the Company wrote off the net liabilities of discontinued operations since there were no debts that survived.

On August 30, 1994, the Company entered into an agreement among the Company, Pegasus Technologies, Inc., a Delaware corporation, ("Pegasus"), and Pegasus' controlling stockholders, E. Anne Eisenhower and Lloyd E. Eisenhower. The Company issued to Pegasus 4.72 million shares of Series A preferred stock of the Company in exchange for a license of all of the Pegasus rights and interest in a certain technology, an assignment of a $14.4 million loan commitment from Euro American Insurance Company and Pegasus' lease for a facility in Mojave, California. On December 13, 1994, Douglas A. Froom delivered notice to the Company which stated his termination of the relationship created by the December 4, 1992 Exclusive License Agreement, as amended, between NDI Technologies, Inc., a Delaware corporation ( formerly Pegasus Technologies, Inc.), as licensee, and Douglas A. Froom as licensor, which was assigned to Pegasus by Douglas A. Froom for common stock representing 20 percent of the Company, and further stated that Froom intended to market the underlying technology to third parties. By reason of Froom's termination, the Board of Directors determined it to be in the best interest of the Company to rescind the Pegasus agreement. Effective August 30, 1994, the Company rescinded that certain purchase agreement titled " An Agreement for the Purchase of the Stock of Pegasus Technologies, Inc." (as amended, the "Purchase Agreement") among the Company, Pegasus Technologies, Inc. and Pegasus ' controlling stockholders, E. Anne Eisenhower and Lloyd E. Eisenhower, as sellers. As a result, the Company's net assets (as reported in the Company's Annual Report on Form 10-KSB for the fiscal year ended August 31,
1994) were effectively reduced to negative. The rescission also resulted in a divestiture of control.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment - Property and equipment is stated at cost. Depreciation is computed on the straight-line method based upon the estimated useful life of the asset.

Inventory - Inventory consisting of spare parts are valued at lower of cost computed on average costs basis and net realizable value.

Foreign Currency Translation - Results of operations of foreign subsidiaries are translated using the average exchange rates during the period. Resulting translation adjustments are not material.

Income Taxes - The Company utilizes the asset and liability approach for financial accounting and reporting for income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Earnings (Loss) Per Common Share - Earnings (Loss) per common share is based upon the weighted average number of common shares outstanding during the period. Common stock equivalents are not included since the effect would be anti-dilutive.

Interim Financial Statements - The accompanying interim consolidated financial statements are unaudited but, in the opinion of the management of the Company, contain all adjustments, consisting of only normal recurring accruals, necessary to present fairly the financial position at May 31, 1996, the results of operations for the nine months ended May 31, 1996 and 1995, and the changes in cash flows for the nine months ended May 31, 1996 and 1995. Operating results for the nine months period ended May 31, 1996 are not necessarily indicative of the results for the year ending August 31, 1996.

2.  DISCLOSURE OF CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

Concentration of Funding - The Company has been receiving substantially all of its funding from one related group and its majority stockholder, Rubywell. There is no assurance that the Company will continue to receive such support.

Additional Funding May be Required - Achievement of management's objectives will be dependent upon the ability to access significant capital. Current management believes that it can raise sufficient capital through private placements, registered public offerings or exercise of outstanding Warrants of Kushi Macrobiotics Corporation. If for any reasons sufficient capital is unavailable, the ability to develop and market existing business and to acquire new or additional businesses will be adversely affected.

Dependence on Major Shareholder - The Company had substantially all of its research and development activities contracted by Rubywell, its major stockholder. Additionally, all of the Company's management and administrative costs are borne by Rubywell. Any changes in these arrangements would require the Company to seek other favorable arrangements.

Initial Limited Customers - The Company's principal product under development is a marine craft designed for high speed ocean pursuit, therefore, the Company has initially targeted its marketing to various governments. Over 144 countries are accessible by sea or estuary. Many governments allocate maritime patrol expenditures based largely on security considerations. With the United Nations Law of the Sea ratified in November 1994, many countries are taking greater steps to ensure territorial water integrity. Although the Company has received expressions of interest from various countries for over 130 pursuit boats, there is no assurance that these interests will ever be committed to firm orders.

Geographic Area of Operations - The Company's research and development activities are carried out in Australia.


3.  SUBSEQUENT EVENTS

Barlile - On July 26,1995, through the Company's wholly owned subsidiary, Tokan Holdings, Inc. ("Tokan"), the Australian Foreign Investment Review Board gave approval for Tokan to lodge a tender offer through September 25, 1995 to acquire up to all of the issued and outstanding common stock of Barlile Corp. Ltd. ("Barlile") for AU$2.50 per share. Barlile is listed on the Australian Stock Exchange. Tokan elected not to proceed with lodging a full tender offer. On October 5, 1995, Tokan reached an agreement to acquire 552,100 shares of Barlile common stock (or approximately 13.55 percent of the outstanding shares) for AU$1,380,250 to be delivered at settlement. On October 26, 1995 the Company delivered 1,086,947 shares of its common stock as a guarantee against Tokan's payment due at settlement, and issued an additional 108,695 shares of the Company's common stock (or US$103,519) reserved to compensate for foreign currency exchange rate fluctuations at the time of settlement. This transaction settled for the consideration of an aggregate of 1,195,642 shares of the Company's common stock in exchange for 552,100 shares of Barlile common stock.

Notes Purchase - On February 27, 1996, the Company and P.R. Finance & Investment Ltd. entered into the Note Purchase Agreement, which was amended as of May 3, 1996 (as amended the "Note Purchase Agreement"). Under the Note Purchase Agreement, the Company acquired approximately $9.7 million principal amount in unsecured promissory notes for 3,000,000 shares of the Company's common stock, plus the Company's promissory note in the principal amount of $3,000,000. This note that was originally due on May 25, 1996 was extended to September 30, 1996. During the three months ended May 31, 1996, the Company accrued interest income of $293,676 and management expense of $36,862.

Masling Acquisition - On February 16, 1996, MTA paid a non-refundable deposit of AU$370,000 for the purchase of 100% outstanding shares of Masling Industries Pty. Ltd., ("Masling"). MTA contemporaneously paid a non-refundable deposit of AU$30,000 for the purchase of certain assets of Masling Rotor Wing Pty. Ltd. from Masling stockholders, subject to Cootamundra Shire Counsel approval, which has been orally obtained. A further AU$2,600,000 is due and payable on settlement date, May 16, 1996 that was extended to September 30, 1996. The following unaudited pro forma summary presents information as if the acquisition of Masling had occurred at the beginning of each fiscal year. The unaudited pro forma information is provided for information purposes only. It is based on historical information and does not reflect the actual results that would have occurred nor is it necessarily indicative of future operations of the combined enterprise:

                                                        1994           1995
                                                    ------------   ------------
REVENUES
  Sales                                             $   685,520    $ 1,026,335
  Interest                                                2,385          9,815
  Gain on sale of property and equipment                                 6,052
                                                    ------------   ------------

TOTAL REVENUES                                          687,905      1,042,202

COSTS AND EXPENSES
Cost of goods sold                                      301,361        458,874
Research and development                              8,581,154        121,984
Selling, general and administrative                     338,835        461,996
Loss on reverse acquisition                                          2,512,876
Foreign exchange loss                                    98,173        154,859
Interest                                                                10,086
                                                    ------------   ------------

TOTAL COSTS AND EXPENSES                              9,319,523      3,720,675
                                                    ------------   ------------

NET LOSS                                            $(8,631,618)   $(2,678,473)
                                                    ============   ============

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                             9,268,000      9,268,000
                                                    ============   ============

NET LOSS PER COMMON SHARE                           $      (.93)   $      (.29)
                                                    ============   ============

Sale of Subsidiary Stock - During the six months ended February 29, 1996, the Company sold 1,250 shares of MTA's common stock to Consortium Investment Group Pty. Ltd. for a total consideration of $1,160,000 (AU$1,500,000) of which AU$500,000 had been paid, AU$600,000 is payable on or before May 15, 1996 and AU$400,000 is payable on or before June 30, 1996. The date of the receipt of the balance of AU$1,000,000 has been extended to September 30, 1996. Prior to this sale, the Company owned 100% of MTA and after this transaction, the Company owned 88% of MTA. This transaction resulted in a gain of $1,067,801 representing the excess of the issued prices of MTA's shares over the Company's carrying amount.

During the three months ended May 31, 1996, MTA sold 937 shares of its common stock to Consortium Development Fund ("CDF") for a total consideration of $897,664 (AU$1,123,875) which was paid in full. During the same period, the Company repurchased the shares from CDF in exchange for 2,247,750 shares of the Company's common stock at $.40 per share. The Company recorded the transaction as issuance of shares of common stock above par value. No gain or loss was recognized from the exchange of the shares.


4.  DEPOSIT

On March 4, 1994, the Company entered into a Compromise and Settlement Agreement ("Settlement Agreement") by and between the Company, Western Environmental Insurance Company ("WEIC") and National Union Fire Insurance Company ("National"). The Settlement Agreement resolved the issues surrounding the workers' compensation policies that the Company purchased from National for the periods of April 1, 1990 through April 1, 1992, inclusive, and the separate reinsurance agreement National had with WEIC with respect to the above workers' compensation policies. The Settlement Agreement became effective as of January 31, 1994, and the terms were as follows:

a. The Company paid $1,000,000 to National and, in return, the Company and WEIC obtained a release from National, for any and all claims, as it relates to the workers' compensation policies purchased by the Company for the periods of April 1, 1990 through April 1, 1992, and the separate reinsurance agreement between National had with WEIC with respect to said workers' compensation policies.

b. The Company placed $150,000 on deposit to be held for purposes of indemnification which will inure to the benefit of National for losses which exceed $1,000,000. Should the losses be less than $1,000,000, the Company shall participate in the savings at a rate of fifty percent.

In May 1994, WEIC was dissolved with the State of Vermont.

5.  NOTES PAYABLE

Notes payable consisted of the following at August 31, 1995 and May 31, 1996:

                                                     August 31,      May 31,
                                                        1995           1996
                                                    ------------   ------------
                                                                    (Unaudited)

    John Errecart (see below)                       $   494,354    $   506,714
    Kurt P. Zimmerman (see below)                       202,408
    Note payable on acquisition of
    notes receivable portfolio (Note 3)                              3,000,000
    Note payable on acquisition of Masling (Note 3)                  2,076,677
                                                    ============   ============

                                                    $   696,762    $ 5,583,391
                                                    ============   ============

On December 22, 1993, the Company entered into a note payable with John Errecart ("Errecart') in the sum of $300,000 with an interest rate of 1.66% per month and was secured by the assets of the Company. This note payable and all unpaid interest were due on April 22, 1994. The Company is currently in default of this note. On December 12, 1995, Errecart was awarded a court judgment in the amount of $494,354 (see Note 7).

Kurt P. Zimmerman ("Zimmerman"), former Chairman of the Board and Chief Executive Officer of the Company, advanced the Company the sum of $350,000 for a one time fee of $25,000. On March 31, 1994, $200,000 was paid, leaving an amount outstanding of $175,000, which was due on April 30, 1994. The Company is currently in default of the note and is negotiating with Zimmerman for payment terms. The amount outstanding as of August 31, 1995 was $202,408, including accrued interest of $27,408. On May 31, 1996, Zimmerman converted the principal amount plus the accrued interest of the note into 217,033 shares of the Company's common stock.


6.  RELATED PARTY TRANSACTIONS

Receivable from Related Party - During the nine months ended May 31, 1996, the Company advanced $49,356 to Mr. Seward, the Company's former President. In addition, Mr. Seward owes $36,000 to the Company from the exercise of his 100,000 stock options.

Deposits and Advances to Affiliated Company - As of August 31, 1995 and May 31, 1996, MTA had outstanding deposits and advances of $282,468 and $3,091,001, respectively, to its former controlling entity, Rubywell Pty. Ltd.

Loans Payable - As of August 31, 1994 and 1995, MTA had outstanding advances payable to a director and director related entities in the amounts of $364,720 and $346,228, respectively. The loans were paid in full as of May 31, 1996.

John Holt Smith Assumption of Duties of Sole Officer and Director - As a result of the resignation of all other remaining officers and directors of the Company in connection with the Pegasus Rescission and Settlement Agreement on January 31, 1995, John Holt Smith assumed the duties of President, Secretary and Sole Director of the Company. During this interim period until appointment of Mr. Wallace N. Seward as President and Director, Mr. Smith agreed to guide and to assist the Company in negotiations with the American Stock Exchange concerning the Company's listing and to pursuit of a transaction to bring value to the Company's public stockholders. Prior to Mr. Smith's assumption of these responsibilities, the Company's major stockholders declined to assume these responsibilities or to finance the Company's continuing expenses. Mr. Smith also served as the Company's legal counsel.

John Holt Smith - The Company agreed to pay Mr. Smith a salary of $15,000 per month beginning January 1995. None of this salary was paid. On May 6, 1996, Mr. Smith relinquished all rights to receive back salary. For Mr. Smith's services rendered to the Company in connection with the Pegasus Purchase Agreement, Smith & Simpson were issued an aggregate of 1,500,000 options to purchase common stock of the Company at $0.50 per share. The option price was later reduced to $0.10 per share. On May 6, 1996, the number of options was reduced to 228,000 shares.

Smith & Simpson - By letter agreement dated May 6, 1996, Smith & Simpson confirming compromise, reduce its legal fees and number of shares of the Company's common stock subject to exercise of options. Smith & Simpson has served as outside counsel to the Company since September 10, 1993. John Holt Smith, partner of Smith & Simpson, also serves as the Secretary and a Director of the Company. Between January 31, 1995 to June 15, 1995, Mr. Smith served as the Company's President, Secretary and sole Officer and Director. In addition, from time to time prior to August 30, 1994, Mr. Smith represented Pegasus and certain stockholders of the Company.

MTA and Rubywell License - In May 1996, MTA and Rubywell entered into an agreement, amending the license agreement dated June 16, 1995. The parties agreed that the license fee payable by Rubywell to MTA is the sum of $1,600,000 payable annually effective from August 31, 1995. The parties also agreed that the license shall not be terminable at the will of MTA but shall be for a term of five years commencing on August 31, 1995. Rubywell shall be entitled at any time during the term of this agreement by notice in writing to MTA to terminate this agreement. Rubywell shall pay to MTA a proportionate part of the license fee payable under this agreement calculated from August 31st in the relevant year until the date of expiration of the notice of termination.

7.  COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company leases an office space in Washington, DC on a month by month basis under an oral understanding with the building management since September 1, 1995. The Company has reserved a first right of refusal, to enter into an option with the landlord for a minimum of two year lease at $5,500 per month.

Employment Agreement - On June 15, 1995, Mr. Wallace N. Seward was elected interim President of the Company. On June 30, 1995, the Board of Directors approved Mr. Seward's employment agreement which pays him $120,000 per year for a term of three years and pays him a bonus of not less than $100,000 per year. On November 2, 1995, the Board granted 100,000 stock options to Mr. Seward in three different amounts and prices as follows: (I) 10,000 at $0.10; (ii) 40,000 at $0.25; and (iii) 50,000 at $0.50.

License and Royalty Agreement - MTA will receive license revenues of $1,600,000 per year for five years from its exclusively retained research partner, Rubywell Pty. Ltd., to develop additional "horizontal" product applications ( such as a four engine combining gear box capable of driving a 100 feet hull to 125 MPH) from MTA's core technology. In return, MTA must pay research royalties of 8% to 10% on all commercial product sales to its research partner until its able to pay for its investment in the technology enhancement and improvement.

Pending Proceedings -

American Phoenix Group, Inc. v. Daniel J. Doud - On August 2, 1995, the Company filed a complaint against Daniel J. Doud ("Doud") in the Superior Court of the State of California, County of Los Angeles, Case No. BC132728, alleging, inter alia, Breach of Contract, Breach of Promissory Note, Fraud, Deceit and Negligent Misrepresentation. The dispute involves the 1993 sale by the Company of all of the issued and outstanding common shares of ECI Construction Services, Inc. ("ECICS"), then a wholly owned subsidiary of the Company, for a purchase price of $750,000 (the "Sale"). Doud agreed to purchase ECICS for $750,000 and executed a written promissory note in favor of the Company. The Sale also required Doud to deliver 500,000 shares of common stock of the Company ("Shares") beneficially owned by him to a collateral account for ECICS's bonding company Golden Eagle Insurance Company to satisfy a bond which was guaranteed by Doud and the Company. On March, 1994 and continuing to the present, Doud has failed to pay to the Company $750,000 pursuant to the written promissory note and to deliver the Shares into the collateral account. The Company seeks payment under the promissory note and other relief. Doud has requested arbitration of this controversy.

Bruce Street Medical Center Annex, a Nevada Limited Partnership, and Robert Roggen, as General Partner v. American Phoenix Group, Inc. - On May 17, 1995, Bruce Street Medical Center Annex, a Nevada Limited Partnership, and Robert Roggen, as General Partner (jointly "Medical Center"), filed a complaint in the District Court of the State of Nevada, Clark County, Case No. A346087, against the Company alleging monies owed pursuant to a certain lease agreement which the Medical Center allegedly entered into with the Company on or about December 1994. The Complaint seeks to recover monies for, inter alia, unpaid rent at the rate of $3,880.10 per month from and after December 24, 1994 and for reimbursement of certain tenant improvements made by the Medical Center allegedly on the Company's behalf in an amount in excess of $12,500. The Company disputes the validity of the lease agreement. To date, the Company is unaware of any further prosecution of this lawsuit.

Daniel J. Doud v. American Phoenix Group, Inc. - On November 8, 1995 Daniel J. Doud ("Doud") filed a complaint against the Company in the Superior Court of the State of California, County of Los Angeles, Case No. SC039240 alleging inter alia breach of contract, breach of promissory note and unjust enrichment. Doud further alleges that he entered into an Employment Agreement dated March 1, 1994 with the Company whereby the Company agreed to pay Doud $84,000 per year plus certain benefits, including a signing bonus; $4,200 for reimbursable costs of heath insurance; $8,100 for moving expenses; $67,000 for travel expenses; and $4,200 for auto allowance in exchange for Doud's future services to be rendered for the Company. Doud also asserts that on November 9, 1993, he entered into a Business Loan Agreement with Handtop Technologies, S.A. to receive the amount of $325,000 plus interest at the rate of 8.5 percent per annum with a maturity date of June 30, 1994, and that this obligation was subsequently assigned to and undertaken by the Company. The Company disputes the validity of the employment agreement, the validity of the business loan agreement and disputes that Doud rendered any services to the Company. The Company has numerous defenses to this complaint and intends to vigorously defend this action.

John Errecart, et al. v. American Phoenix Group, Inc., et al. - On December 22, 1994, John Errecart, Danny Dalonzo, Donny Lewis, Petrus, L.P, a California Limited Partnership, Jonathan Bearg, individually and as Trustee for the Stanfield Family Trust (the "Errecart Plaintiffs") filed a complaint in the Superior Court of the State of California, County of San Joaquin, Case No. 282996 against Daniel Doud, American Phoenix Group, Inc. and Handtop France, S.A. (the "Doud Defendants"), alleging inter alia breach of a promissory note executed by the Company in favor of Mr. Errecart in the amount of $300,000, for intentional misrepresentation, for violation of corporations Code Section 25401 and for conversion. The Errecart Plaintiffs sought and obtained a default judgment against Doud and against the Company. The Company did not receive actual notice of the lawsuit. The judgment by the Court became final on December 22, 1995 and the Court ruled for judgment in favor of Mr. Errecart against the Company in the total amount of $494,354.36, which represents $300,000 in unpaid principal on the Note, $9,300 in attorneys' fees, $50,054.36 in unpaid interest calculated from the date of default at the legal rate of interest, and damages in the amount of $135,000. The judgment also awarded Errecart a security interest in a cash account (already closed) and ordered the Company to transfer to Errecart, free of restrictions on transferability under Rule 144 promulgated under the Securities Act of 1933, 50,000 shares of the Company's Common Stock, previously held of record by Doud, and pledged to Errecart. The Company is engaged in settlement discussions with Errecart.

General Electric Capital Corporation v. Environmental Control Industries and American Phoenix Group, Inc. - On October 17, 1994, General Electric Capital Corporation ("GECC") filed a complaint in the Superior Court of the State of California, County of Alameda, Case No. 741459 against Environmental Control Industries and the Company for monies owed and seeking possession of equipment provided to Environmental Control Industries under that certain Lease Agreement dated August 23, 1990 ("Lease"). On or about August 24, 1990, the Company executed a guarantee in favor of GECC ("Guarantee"). GECC alleges that Environmental Control Industries defaulted under the Lease. By this complaint, GECC seeks the sum of $39,596.84, claimed to be due and owing under the Lease as of March 1, 1994, $6,426.16 under an amendment to the Lease, interest at the rate of 10 percent per annum or $7,679.14 up through October 30, 1995 and reasonable attorneys' fees. GECC also seeks to hold the Company liable under the Guarantee. On October 30, 1995 GECC sought and obtained default judgments against Environmental Control Industries and the Company.

The Company is also party to various suits and claims incidental to its business, none of which relate to asbestos exposure. In the opinion of management, the ultimate disposition of these proceeding will not have a material adverse effect on the Company's financial position or results of operations.

Threatened Claims

On July 6, 1995, the Franchise Tax Board of the State of California ("FTB") served the Company with a Notice of Corporation Tax Deficiency demanding that the Company pay $93,434.65 in delinquent income taxes for the periods August 1990, August 1992, January 1993, August 1993 and August 1994, file all past due returns and pay the total of all tax, penalties and interest due for each of the above referenced years. These assessments arise from federal income tax amounts assessed by the FTB. The Company disputes that any of this assessment is due. In addition to other remedies, the FTB suspended the Company's foreign corporation qualification in California.

8.  INCOME TAXES

There were no provisions for income taxes for the fiscal years ended 1994 and 1995. The Company has federal tax net operating loss carry forwards of approximately $10 million which is available to offset future taxable income. The utilization of such carry forwards will be limited by the change in ownership (see Note 1). The Company has not recorded any deferred tax asset as a result of the net operating loss carry forwards as it has provided a 100% allowance against this asset.


9.  SHAREHOLDERS' EQUITY

The authorized capital stock of the Company, as amended in December 1995, consists of 50,000,000 shares of common stock with $.01 par value and 20,000,000 shares of preferred stock with $.01 par value.

Preferred Stock - The Series B Preferred Stock is convertible into common stock of the Company at any time at the option of the holder thereof and confers voting rights until conversion at a ratio of ten shares of common stock for each share of Series B Preferred Stock. The Series B Preferred Stock is redeemable by the Company upon the occurrence of certain events set forth in the agreement with Rubywell Pty. Ltd. dated June 15, 1995, as amended. The Series B Preferred Stock has a liquidation preference equal to the market price at the time of liquidation of the Company. Subsequent to August 31, 1995, 4,000,000 shares of preferred stock were converted into 20,000,000 shares of common stock of which 9,000,000 shares were subsequently surrendered to the Company for cancellation.

Stock Option Plan - During fiscal 1987, the Company adopted a stock option plan under which options to purchase a total of 415,625 shares of common stock may be granted to employees at a price of not less than the fair value (as determined by the Board of Directors) of the common stock at date of grant. In fiscal 1992, the Company increased the total options available for grant to 481,783. During fiscal 1994, the Company increased the total options available for grant to 2,556,783. Options vest over a maximum period of ten years.

As of August 31, 1995, 2,383,154 options were outstanding with exercise prices ranging from $.50 to $1.56 per share.

Warrants - In connection with a private placement in January 1994, the Company issued two classes of warrants to the subscriber of the private placement. 500,000 Class A warrants were issued to purchase 500,000 shares of common stock at $1.50 per share which became exercisable in July 1994 and expire in January 1999. In addition, 100,000 Class B warrants were issued to purchase 100,000 shares of common stock at $1.75 per share which became exercisable in July 1994 and expire in January 1997.

10. SUPPLEMENTAL EARNINGS PER SHARE INFORMATION

Subsequent to August 31, 1995, 4,000,000 shares of preferred stock were converted into 20,000,000 shares of common stock of which 9,000,000 shares were subsequently surrendered to the Company for cancellation. Assuming the conversion and subsequent cancellation of the shares took place at the beginning of fiscal year 1994, net loss per common share and related data would have been as follows:

                                                                    Nine Months
                                            Years Ended                Ended
                                             August 31,               May 31,
                                     ---------------------------   ------------
                                         1994           1995           1995
                                     ------------   ------------   ------------
                                                                    (Unaudited)
Net loss available to common
 stockholders                        $(8,682,451)   $(2,794,438)   $  (129,233)
                                     ============   ============   ============


Weighted average number of common
 shares, adjusted for 11,000,000
 shares issued on conversion
 (net of 9,000,000 shares
 subsequently cancelled)              20,268,000     20,268,000     20,268,000
                                     ============   ============   ============


Net loss per common share            $      (.43)   $      (.14)   $      (.01)
                                     ============   ============   ============